UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934
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DELMARVA POWER & LIGHT COMPANY (Exact name of registrant as specified in its charter)
___________________
DELAWARE VIRGINIA	51-0084283
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
800 King Street P.O. Box 231 Wilmington, DE 19899 (202) 872-2000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
___________________
Securities to be registered pursuant to Section 12(b) of the Act:
None
___________________
Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, par value $2.25 per share (Title of class)

Explanatory Note

          Delmarva Power & Light Company (DPL), a subsidiary of Pepco Holdings, Inc., meets the conditions set forth in General Instruction I(1)(a) and I(1)(b) of Form 10-K. In accordance with Securities and Exchange Commission guidelines, this Registration Statement on Form 10 omits the disclosure items that correspond to the disclosure items that DPL is permitted to omit from a Form 10-K pursuant to General Instruction I(1)(a) and I(1)(b).

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Item 1. Business

          Delmarva Power & Light Company (DPL) is engaged in the transmission and distribution of electricity in Delaware and portions of Maryland and Virginia and provides natural gas distribution service in northern Delaware. In Delaware, service is provided in three counties, Kent, New Castle, and Sussex; in Maryland, service is provided in ten counties, Caroline, Cecil, Dorchester, Harford, Kent, Queen Anne's, Somerset, Talbot, Wicomico, and Worchester; and in Virginia, service is provided to two counties, Accomack and Northampton. DPL was incorporated in Delaware in 1909 and became a domestic Virginia corporation in 1979. DPL is a wholly owned subsidiary of Conectiv, which is wholly owned by Pepco Holdings, Inc. (Pepco Holdings or PHI). Because PHI is a public utility holding company subject to the Public Utility Holding Company Act of 2005 (PUHCA 2005), the relationship between PHI and DPL and certain activities of DPL are subject to the regulatory oversight of the Federal Energy Regulatory Commission (FERC) and PUHCA 2005.

          DPL is responsible for the delivery of electricity and natural gas in its service territory. DPL also supplies electricity at regulated rates to retail customers in its service territory who do not elect to purchase electricity from a competitive energy supplier, which is referred to as Standard Offer Service (SOS) in Delaware and Maryland and Default Service in Virginia (collectively, Default Electricity Supply). DPL's electricity distribution service territory covers 6,000 square miles and has a population of 1.3 million. DPL's natural gas distribution service territory covers 275 square miles and has a population of 523,000. As of December 31, 2006, DPL delivered electricity to 513,000 customers (of which 295,000 were located in Delaware, 196,000 were located in Maryland and 22,000 were located in Virginia) and delivered natural gas to 121,000 customers (all of which were located in Delaware), as compared to 510,000 electricity customers (of which 292,000 were located in Delaware, 196,000 were located in Maryland and 22,000 were located in Virginia) and 120,000 natural gas customers as of December 31, 2005.

          Historically, electric utilities, including DPL, were vertically integrated businesses that generated all or a substantial portion of the electric power supply that they delivered to customers in their service territories over their own distribution facilities. Customers were charged a bundled rate approved by the applicable regulatory authority that covered both the supply and delivery components of the retail electric service. However, legislative and regulatory actions in DPL's service territory have resulted in the "unbundling" of the supply and delivery components of retail electric service and in the opening of the supply component to competition from non-regulated providers. Accordingly, while DPL continues to be responsible for the distribution of electricity in its service territory, as the result of deregulation, customers in its service territory now are permitted to choose their electricity supplier from among a number of non-regulated, competitive suppliers. Customers who do not choose a competitive supplier receive Default Electricity Supply on terms that vary depending on the service territory.

          In 2006, DPL delivered a total of 13,477,000 megawatt hours of electricity to its customers. In 2006, 38% of DPL's retail electricity deliveries were to residential customers, 40% were to commercial customers and 22% were to industrial customers. In 2005, DPL delivered a total of 14,101,000 megawatt hours of electricity to its customers, of which 40% was delivered to residential customers, 38% was to commercial customers and 22% was to industrial customers.

          In 2006, DPL delivered 18,300,000 Mcf (one thousand cubic feet) of natural gas to retail customers in its Delaware service territory, of which approximately 36% of DPL's retail gas deliveries were sales to residential customers, 25% were sales to commercial customers, 4% were sales to industrial customers, and 35% were sales to customers receiving a transportation-only service. In 2005, DPL delivered 20,700,000 Mcf of natural gas to retail customers, of which approximately 41% of DPL's retail gas deliveries were sales to residential customers, 27% were sales to commercial customers, 5% were sales to industrial customers, and 27% were sales to customers receiving a transportation-only service.

          DPL has been providing Default Electricity Supply in Delaware since May 2006. Pursuant to orders issued by the Delaware Public Service Commission (DPSC), DPL will continue to be obligated to provide fixed-price SOS to residential, small commercial and industrial customers through May 2009 and to medium, large and general service customers through May 2008. DPL purchases the power supply required to satisfy its fixed-price SOS obligation from wholesale suppliers under contracts entered into pursuant to competitive bid procedures approved by the DPSC. DPL also has an obligation to provide Hourly Priced Service (HPS) for the largest customers. Power to supply the HPS customers is acquired on next-day and other short-term PJM Interconnection, LLC (PJM) markets. DPL's rates for supplying fixed-price SOS and HPS include a fixed annual margin, plus the recovery of certain costs. DPL is paid tariff delivery rates for the delivery of electricity over its transmission and distribution facilities to both SOS customers and customers in Delaware who have selected another energy supplier.

          DPL has been providing SOS in Maryland since June 2004. Pursuant to an order issued by the Maryland Public Service Commission (MPSC) in November 2006, DPL will continue to be obligated to provide SOS to residential and small commercial customers indefinitely until further action of the Maryland General Assembly, and to medium-sized commercial customers through May 2009. DPL purchases the power supply required to satisfy its market rate SOS obligation from wholesale suppliers under contracts entered into pursuant to competitive bid procedures approved and supervised by the MPSC. DPL is entitled to recover from its SOS customers the costs of the SOS supply plus a margin. DPL is paid tariff delivery rates for the delivery of electricity over its transmission and distribution facilities to both SOS customers and customers in Maryland who have selected another energy supplier.

          DPL has been providing Default Service in Virginia since March 2004, and under the terms of the Virginia Electric Utility Restructuring Act (the Virginia Restructuring Act), DPL is obligated to continue to offer Default Service to customers in Virginia until December 31, 2008. DPL currently obtains all of the energy and capacity needed to fulfill its Default Service obligations in Virginia under a supply agreement with Conectiv Energy Holding Company, a nonutility subsidiary of PHI (together with its subsidiaries, "Conectiv Energy") for the period June 2006 through May 2007 entered into after conducting a competitive bid procedure in which Conectiv Energy was the lowest bidder. DPL's rates for Default Service were fixed by an agreement entered into by DPL with the staff of the Virginia State Corporation Commission (VSCC) and the Virginia Attorney General and currently do not allow for the recovery of the purchase cost of the electricity required by DPL to fulfill its Default Supply obligations. On April 2, 2007, DPL filed a new rate application with the VSCC to increase Default Service rates effective June 1, 2007.

          DPL is paid tariff delivery rates for the delivery of electricity over its transmission and distribution facilities to both Default Service customers and customers in Virginia who have selected another energy supplier.

          In Maryland, DPL sales to SOS customers represented 75% of total sales (measured by megawatt hours) for the twelve months ended December 31, 2006, as compared to 78% in 2005. In Delaware, DPL sales to SOS customers represented 69% of total sales (measured by megawatt hours) for the twelve months ended December 31, 2006, as compared to 90% in 2005. In Virginia, DPL sales to Default Supply customers represented 94% of total sales (measured by megawatt hours) in 2006 and 100% of total sales in 2005.

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          The transmission facilities owned by DPL are interconnected with the transmission facilities of contiguous utilities and as such are part of an interstate power transmission grid over which electricity is transmitted throughout the eastern United States. FERC has designated a number of regional transmission organizations to coordinate the operation and planning of portions of the interstate transmission grid. DPL is a member of the PJM Regional Transmission Organization. PJM provides transmission planning functions and acts as the independent system operator for the PJM Regional Transmission Organization. In this capacity, PJM coordinates the movement of electricity in all or parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia and the District of Columbia. FERC has designated PJM as the sole provider of transmission service in the PJM region. Any entity that wishes to have electricity delivered at any point in the PJM region must obtain transmission services from PJM at rates approved by FERC. In accordance with FERC rules, DPL and the other transmission-owning utilities in the region make their transmission facilities available to PJM and PJM directs and controls the operation of these transmission facilities. In return for the use of their transmission facilities, PJM pays the transmission owners fees approved by FERC.

          DPL provides regulated natural gas supply and distribution service to customers in its Delaware natural gas service territory. Large and medium volume commercial and industrial natural gas customers may purchase natural gas either from DPL or from other suppliers. DPL uses its natural gas distribution facilities to transport gas for customers that choose to purchase natural gas from other suppliers. These customers pay DPL distribution service rates approved by the DPSC. DPL purchases natural gas supplies for resale to its sales service customers from marketers and producers through a combination of long-term agreements and next-day delivery arrangements. For the twelve months ended December 31, 2006, DPL supplied 66% of the natural gas that it delivered, compared to 73% in 2005.

Seasonality

          DPL's business is seasonal and weather patterns can have a material impact on operating performance. In the region served by DPL, demand for electricity is generally higher in the summer months associated with cooling and demand for electricity and natural gas is generally higher in the winter months associated with heating, as compared to other times of the year. Historically, DPL's operations have generated less revenues and income when weather conditions are milder in the winter and cooler in the summer.

Regulation

          DPL's retail operations, including the rates it is permitted to charge customers for the delivery of electricity and natural gas, are subject to regulation by governmental agencies in the jurisdictions in which it provides utility service. DPL's electricity delivery operations are regulated in Maryland by the MPSC, in Virginia by the VSCC and in Delaware by the DPSC. DPL's natural gas distribution operations in Delaware are regulated by the DPSC. DPL's wholesale and transmission operations for both electricity and natural gas are regulated by FERC.

Employees
At December 31, 2006, DPL had 907 employees, 741 of which are covered by collective bargaining agreements with various locals of the International Brotherhood of Electrical Workers.
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Environmental Matters

          DPL is subject to regulation by various federal, regional, state, and local authorities with respect to the environmental effects of its operations, including solid and hazardous waste disposal, and limitations on land use. In addition, federal and state statutes authorize governmental agencies to compel responsible parties to clean up certain abandoned or unremediated hazardous waste sites. DPL may incur costs to clean up currently or formerly owned facilities or sites found to be contaminated, as well as other facilities or sites that may have been contaminated due to past disposal practices.

Hazardous Substance Regulation

          The Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA), authorizes the EPA, and comparable state laws authorize state environmental authorities, to issue orders and bring enforcement actions to compel responsible parties to investigate and take remedial actions at any site that is determined to present an actual or potential threat to human health or the environment because of an actual or threatened release of one or more hazardous substances. Parties that generated or transported hazardous substances to such sites, as well as the owners and operators of such sites, may be deemed liable under CERCLA or comparable state laws. For a discussion of certain environmental proceedings, see Item 8. "Legal Proceedings."

Item 1A. Risk Factors

          The business of DPL is subject to numerous risks and uncertainties, including the events or conditions identified below. The occurrence of one or more of these events or conditions could have an adverse effect on the business of DPL, including, depending on the circumstances, its financial condition, results of operations and cash flow.

DPL is a public utility that is subject to substantial governmental regulation, and unfavorable regulatory treatment could have a negative affect.

          DPL's utility business is subject to regulation by various federal, state and local regulatory agencies that significantly affects its operations. DPL's operations are regulated in Maryland by the MPSC, in Delaware by the DPSC and in Virginia by the VSCC with respect to, among other things, the rates it can charge retail customers for the supply and distribution of electricity and natural gas. In addition, the rates that DPL can charge for electricity transmission are regulated by FERC, and DPL's natural gas transmission is governed by the U.S. Department of Transportation. DPL cannot change supply, distribution or transmission rates without approval by the applicable regulatory authority. While the approved distribution and transmission rates are intended to permit DPL to recover its costs of service and earn a reasonable rate of return, DPL's profitability is affected by the rates it is able to charge. In addition, if the costs incurred by DPL in operating its transmission and distribution facilities exceed the allowed amounts for costs included in the approved rates, DPL's financial results will be adversely affected.

          DPL also is required to have numerous permits, approvals and certificates from governmental agencies that regulate its business. DPL believes that it has obtained or sought renewal of the material permits, approvals and certificates necessary for its existing operations and that its business is conducted in accordance with applicable laws; however, DPL is unable to predict the impact of future regulatory activities of any of these agencies on its business. Changes in or reinterpretations of existing laws or regulations, or the imposition of new laws or regulations, may require DPL to incur additional expenses or to change the way it conducts its operations.

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The operating results of DPL fluctuate on a seasonal basis and can be adversely affected by changes in weather.

          DPL's utility businesses are seasonal and weather patterns can have a material impact on its operating performance. Demand for electricity is generally greater in the summer months associated with cooling and demand for electricity and natural gas is generally greater in the winter months associated with heating as compared to other times of the year. Accordingly, DPL historically has generated less revenues and income when weather conditions are milder in the winter and cooler in the summer.

DPL's facilities may not operate as planned or may require significant maintenance expenditures, which could decrease its revenues or increase its expenses.

          Operation of transmission and distribution facilities involves many risks, including the breakdown or failure of equipment, accidents, labor disputes and performance below expected levels. Older facilities and equipment, even if maintained in accordance with sound engineering practices, may require significant capital expenditures for additions or upgrades to keep them operating at peak efficiency, to comply with changing environmental requirements, or to provide reliable operations. Natural disasters and weather-related incidents, including tornadoes, hurricanes and snow and ice storms, also can disrupt transmission and distribution delivery systems. Operation of transmission and distribution facilities below expected capacity levels can reduce revenues and result in the incurrence of additional expenses that may not be recoverable from customers or through insurance. Furthermore, if DPL is unable to perform its contractual obligations for any of these reasons, it may incur penalties or damages.

DPL's transmission facilities are interconnected with the facilities of other transmission facility owners whose actions could have a negative impact on DPL's operations.

          The electricity transmission facilities of DPL are directly interconnected with the transmission facilities of contiguous utilities and as such are part of an interstate power transmission grid. FERC has designated a number of regional transmission operators to coordinate the operation of portions of the interstate transmission grid. DPL is a member of PJM, which is the regional transmission operator that coordinates the movement of electricity in all or parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia and the District of Columbia. DPL operates its transmission facilities under the direction and control of PJM. PJM and the other regional transmission operators have established sophisticated systems that are designed to ensure the reliability of the operation of transmission facilities and prevent the operations of one utility from having an adverse impact on the operations of the other utilities. However, the systems put in place by PJM and the other regional transmission operators may not always be adequate to prevent problems at other utilities from causing service interruptions in the transmission facilities of DPL. If DPL were to suffer such a service interruption, it could have a negative impact on its business.

The cost of compliance with environmental laws is significant and new environmental laws may increase DPL's expenses.

          DPL's operations are subject to extensive federal, state and local environmental statutes, rules and regulations relating to spill prevention, waste management, natural resources, site remediation, and health and safety. These laws and regulations require DPL to make significant expenditures to, among other things, conduct site remediation and perform environmental monitoring. If DPL fails to comply with

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applicable environmental laws and regulations, even if caused by factors beyond its control, such failure could result in the assessment of civil or criminal penalties and liabilities and the need to expend significant sums to come into compliance.

          In addition, DPL is required to obtain and comply with a variety of environmental permits, licenses, inspections and other approvals. If there is a delay in obtaining any required environmental regulatory approval, or if DPL fails to obtain, maintain or comply with any such approval, operations at affected facilities could be halted or subjected to additional costs.

          New environmental laws and regulations, or new interpretations of existing laws and regulations, could impose more stringent limitations on DPL's operations or require it to incur significant additional costs. DPL's current compliance strategy may not successfully address the relevant standards and interpretations of the future.

Failure to retain and attract key skilled professional and technical employees could have an adverse effect on DPL's operations.

          The ability of DPL to implement its business strategy is dependent on its ability to recruit, retain and motivate employees. Competition for skilled employees in some areas is high and the inability to retain and attract these employees could adversely affect the company's business, operations, and financial condition.

Changes in technology may adversely affect DPL's electricity and gas delivery businesses.

          Increased conservation efforts and advances in technology could reduce demand for electricity and gas supply and distribution, which could adversely affect DPL's business. Changes in technology also could alter the channels through which retail electric customers buy electricity, which could adversely affect DPL's business.

DPL's business operations could be adversely affected by terrorism.

          The threat of or actual acts of terrorism may affect DPL's operations in unpredictable ways and may cause changes in the insurance markets, force DPL to increase security measures and cause disruptions of fuel supplies and markets. If any of DPL's infrastructure facilities, such as fuel storage, transmission or distribution facilities, were to be a direct target, or an indirect casualty, of an act of terrorism, its operations could be adversely affected. Corresponding instability in the financial markets as a result of terrorism also could affect the ability of DPL to raise needed capital.

DPL's insurance coverage may not be sufficient to cover all casualty losses that it might incur.

          DPL currently has insurance coverage for its facilities and operations in amounts and with deductibles that it considers appropriate. However, there is no assurance that such insurance coverage will be available in the future on commercially reasonable terms. In addition, some risks, such as weather related casualties, may not be insurable. In the case of loss or damage to property, plant or equipment, there is no assurance that the insurance proceeds, if any, received will be sufficient to cover the entire cost of replacement or repair.

DPL's revenues, profits and cash flows may be adversely affected by economic conditions.
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          Periods of slowed economic activity generally result in decreased demand for power, particularly by industrial and large commercial customers. As a consequence, recessions or other downturns in the economy may result in decreased revenues and cash flows for DPL.

DPL is dependent on its ability to successfully access capital markets. An inability to access capital may adversely affect its business.

          DPL relies on access to both short-term money markets and longer-term capital markets as a source of liquidity and to satisfy its capital requirements not satisfied by the cash flow from its operations. Capital market disruptions, or a downgrade in DPL's credit ratings, would increase the cost of borrowing or could adversely affect its ability to access one or more financial markets. Disruptions to the capital markets could include, but are not limited to:

•	recession or an economic slowdown;
•	the bankruptcy of one or more energy companies;
•	significant increases in the prices for oil or other fuel;
•	a terrorist attack or threatened attacks; or
•	a significant transmission failure.
Energy companies are subject to adverse publicity, which may render DPL vulnerable to negative regulatory and litigation outcomes.

          The energy sector has been among the sectors of the economy that have been the subject of highly publicized allegations of misconduct in recent years. In addition, many utility companies have been publicly criticized for their performance during recent natural disasters and weather related incidents. Adverse publicity of this nature may render legislatures, regulatory authorities, and other government officials less likely to view energy companies such as DPL in a favorable light and may cause DPL to be susceptible to adverse outcomes with respect to decisions by such bodies.

Because DPL is an indirect, wholly owned subsidiary of PHI, PHI can exercise substantial control over its dividend policy and business and operations.

          All of the members of DPL's board of directors, as well as many of DPL's executive officers, are officers of PHI. Among other decisions, DPL's board is responsible for decisions regarding payment of dividends, financing and capital raising activities, and acquisition and disposition of assets. Within the limitations of applicable law, and subject to the financial covenants under DPL's outstanding debt instruments, DPL's board of directors will base its decisions concerning the amount and timing of dividends, and other business decisions, on DPL's earnings, cash flow and capital structure, but may also take into account the business plans and financial requirements of PHI and its other subsidiaries.

Forward Looking Statements

          Some of the statements contained in this registration statement on Form 10 are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include declarations regarding DPL's intents, beliefs and current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking

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statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause DPL or DPL's industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

          The forward-looking statements contained herein are qualified in their entirety by reference to the following important factors, which are difficult to predict, contain uncertainties, are beyond DPL's control and may cause actual results to differ materially from those contained in forward-looking statements:

•

Prevailing governmental policies and regulatory actions affecting the energy industry, including with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power expenses, and present or prospective wholesale and retail competition;

•	Changes in and compliance with environmental and safety laws and policies;
•	Weather conditions;
•	Population growth rates and demographic patterns;
•	General economic conditions, including potential negative impacts resulting from an economic downturn;
•	Growth in demand, sales and capacity to fulfill demand;
•	Changes in tax rates or policies or in rates of inflation;
•	Changes in project costs;
•	Unanticipated changes in operating expenses and capital expenditures;
•	The ability to obtain funding in the capital markets on favorable terms;
•	Restrictions imposed by Federal and/or state regulatory commissions;
•	Legal and administrative proceedings (whether civil or criminal) and settlements that influence DPL's business and profitability;
•	Volatility in market demand and prices for electricity and natural gas;
•	Interest rate fluctuations and credit market concerns; and
•	Effects of geopolitical events, including the threat of domestic terrorism.

          Any forward-looking statements speak only as to the date of this registration statement and DPL undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of anticipated events. New factors emerge from time to time, and it is not possible for DPL to predict all of such factors, nor can DPL assess the impact of any such factor on its business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

The foregoing review of factors should not be construed as exhaustive.
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Item 2. Financial Information
Selected Financial Data
Information for this item is not required as DPL is filing this registration statement on Form 10 with a reduced disclosure format. See "Explanatory Note."
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations

          The following results of operations discussion are for the year ended December 31, 2006 compared to the year ended December 31, 2005. DPL is filing this registration statement on Form 10 with a reduced disclosure format as described under the heading "Explanatory Note." Accordingly, a discussion of DPL's liquidity and capital resources, which otherwise would be required, has been omitted. All amounts in the tables (except sales and customers) are in millions.

Electric Operating Revenue

	Year Ended December 31, 2006	Year Ended December 31, 2005	Change
Regulated T&D Electric Revenue	$ 333.4	$ 382.6	$ (49.2)
Default Supply Revenue	812.5	676.2	136.3
Other Electric Revenue	22.1	23.5	(1.4)
Total Operating Revenue	$ 1, 168.0	$ 1, 082.3	$ 85.7

          The table above shows the amount of Electric Operating Revenue earned that is subject to price regulation (Regulated Transmission and Distribution (T&D) Electric Revenue and Default Supply Revenue) and that which is not subject to price regulation (Other Electric Revenue). Regulated T&D Electric Revenue includes revenue DPL receives for delivery of electricity to its customers, for which DPL is paid regulated rates. Default Supply Revenue is the revenue received from Default Electricity Supply. The costs related to the supply of electricity are included in Fuel and Purchased Energy expense. Other Electric Revenue includes revenue for work and services performed on behalf of customers including other utilities that is not subject to price regulation. Work and services includes mutual assistance to other utilities, highway relocation, rents, late payments, and collection fees.

Regulated T&D Electric
Regulated T&D Electric Revenue	Year Ended December 31, 2006	Year Ended December 31, 2005	Change
Residential	$ 162.5	$ 183.7	$ (21.2)
Commercial	90.0	104.4	(14.4)
Industrial	13.5	20.7	(7.2)
Other (Includes PJM)	67.4	73.8	(6.4)
Total Regulated T&D Electric Revenue	$ 333.4	$ 382.6	$ (49.2)

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Regulated T&D Electric Sales (Gwh)	Year Ended December 31, 2006	Year Ended December 31, 2005	Change
Residential	5,170	5,578	(408)
Commercial	5,357	5,410	(53)
Industrial	2,899	3,063	(164)
Other	51	50	1
Total Regulated T&D Electric Sales	13,477	14,101	(624)

Regulated T&D Electric Customers (000s)	Year Ended December 31, 2006	Year Ended December 31, 2005	Change
Residential	451	449	2
Commercial	60	59	1
Industrial	1	1	-
Other	1	1	-
Total Regulated T&D Electric Customers	513	510	3

          Regulated T&D Electric Revenue decreased by $49.2 million due primarily to: (i) $18.5 million decrease due to a change in Delaware rate structure effective May 1, 2006, which shifted revenue from Regulated T&D Electric Revenue to Default Supply Revenue, (ii) $14.7 million decrease due to lower weather-related sales, the result of a 16% decrease in the daily difference in degrees by which the mean (high and low divided by 2) dry bulb temperature is below a base of 65 degrees Fahrenheit (Heating Degree Days) and a 14% decrease in the daily difference in degrees by which the mean (high and low divided by two) dry bulb temperature is above a base of 65 degrees Fahrenheit (Cooling Degree Days) in 2006, (iii) $7.1 million decrease in network transmission revenues due to a decrease in zonal transmission rates, and (iv) $7.0 million decrease due to a Delaware base rate reduction in May 2006.

Default Electricity Supply
Default Supply Revenue	Year Ended December 31, 2006	Year Ended December 31, 2005	Change
Residential	$ 449.9	$ 323.8	$ 126.1
Commercial	302.2	261.2	41.0
Industrial	55.4	88.0	(32.6)
Other (Includes PJM)	5.0	3.2	1.8
Total Default Supply Revenue	$ 812.5	$ 676.2	$ 136.3

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Default Electricity Supply Sales (Gwh)	Year Ended December 31, 2006	Year Ended December 31, 2005	Change
Residential	5,154	5,589	(435)
Commercial	3,472	4,822	(1,350)
Industrial	983	1,720	(737)
Other	49	51	(2)
Total Default Electricity Supply Sales	9,658	12,182	(2,524)

Default Electricity Supply Customers (000s)	Year Ended December 31, 2006	Year Ended December 31, 2005	Change
Residential	449	449	-
Commercial	53	58	(5)
Industrial	-	1	(1)
Other	1	1	-
Total Default Electricity Supply Customers	503	509	(6)

          Default Supply Revenue increased $136.3 million due primarily to the following: (i) $248.5 million in higher retail energy rates, primarily resulting from new market based rates beginning May 2006 in Delaware and June 2006 and 2005 in Maryland, (ii) $18.5 million increase due to a change in Delaware rate structure effective May 1, 2006 that shifted revenue from Regulated T&D Electric Revenue to Default Supply Revenue, offset by (iii) $103.2 million decrease due to lower Default Electricity Supply sales in 2006, and (iv) $28.6 million decrease due to weather related sales, the result of a 16% decrease in Heating Degree Days and a 14% decrease in Cooling Degree Days in 2006.

The following table shows the percentages of DPL's total sales by jurisdiction that are derived from customers receiving Default Electricity Supply in that jurisdiction from DPL.
	2006	2005
Sales to DE customers served by DPL	69%	90%
Sales to MD customers served by DPL	75%	78%
Sales to VA customers served by DPL	94%	100%
Natural Gas Operating Revenue
	Year Ended December 31, 2006	Year Ended December 31, 2005	Change
Regulated Gas Revenue	$ 204.8	$ 198.7	$ 6.1
Other Gas Revenue	50.6	62.8	(12.2)
Total Natural Gas Operating Revenue	$ 255.4	$ 261.5	$ (6.1)

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Regulated Gas
Regulated Gas Revenue	Year Ended December 31, 2006	Year Ended December 31, 2005	Change
Residential	$ 116.2	$ 115.0	$ 1.2
Commercial	73.0	68.5	4.5
Industrial	10.3	10.6	(.3)
Transportation and Other	5.3	4.6	.7
Total Regulated Gas Revenue	$ 204.8	$ 198.7	$ 6.1

Regulated Gas Sales (billion cubic feet)	Year Ended December 31, 2006	Year Ended December 31, 2005	Change
Residential	6.6	8.4	(1.8)
Commercial	4.6	5.6	(1.0)
Industrial	.8	1.1	(.3)
Transportation and Other	6.3	5.6	.7
Total Regulated Gas Sales	18.3	20.7	(2.4)

Regulated Gas Customers (000s)	Year Ended December 31, 2006	Year Ended December 31, 2005	Change
Residential	112	111	1
Commercial	9	9	-
Industrial	-	-	-
Transportation and Other	-	-	-
Total Regulated Gas Customers	121	120	1

          Regulated Gas Revenue increased by $6.1 million primarily due to (i) $33.2 million increase in the Gas Cost Rate (GCR) effective November 2006 and 2005, due to higher natural gas commodity costs (primarily offset in Gas Purchased expense), offset by (ii) $22.3 million decrease due to lower weather-related sales, as a result of a 17% decrease in Heating Degree Days in 2006, and (iii) $4.8 million decrease in other sales and rate variances, primarily due to differences in consumption among various customer rate classes.

Other Gas Revenue
Other Gas Revenue decreased by $12.2 million to $50.6 million in 2006 from $62.8 million in 2005 primarily due to lower off-system sales (partially offset in Gas Purchased expense).
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Operating Expenses
Fuel and Purchased Energy

          Fuel and Purchased Energy associated with Default Electricity Supply sales increased by $118.8 million to $816.8 million in 2006 from $698.0 million in 2005. The increase is primarily due to the following: (i) $288.4 million increase in average energy costs, the result of higher cost supply contracts in Maryland in June 2006 and 2005, in Delaware beginning in May 2006 and in Virginia in June 2006, offset by (ii) $105.4 million decrease due to lower Default Electricity Supply sales in 2006, and (iii) $45.3 million decrease in sales and rate variances, primarily due to weather and customer usage.

Gas Purchased

          Total Gas Purchased increased by $1.6 million to $198.4 million in 2006, from $196.8 million in 2005. The increase is primarily due to the following: (i) $26.3 million increase from the settlement of financial hedges (entered into as part of DPL's regulated natural gas hedge program), (ii) $12.0 million increase in deferred fuel costs, offset by (iii) $27.1 million decrease in sales primarily due to weather and customer usage, and (iv) $9.6 million decrease in costs associated with lower off-system sales (offset in Regulated Gas Revenue and Other Gas Revenue).

Other Operation and Maintenance

          Other Operation and Maintenance expenses increased by $4.8 million to $184.9 million in 2006 from $180.1 million in 2005. This increase was primarily due to (i) $4.6 million increase in maintenance and restoration expenses, (ii) $3.2 million increase in Default Electricity Supply costs (partially deferred and recoverable), (iii) $2.3 million increase primarily due to the accrual for a Cambridge, Maryland environmental coal gas liability, partially offset by (iv) $2.8 million decrease in costs related to customer requested work, and (v) $1.9 million decrease in the uncollectible reserve due to a change in estimate.

Other Taxes
Other Taxes increased by $2.2 million to $36.6 million in 2006 from $34.4 million in 2005. The increase was primarily due to a $2.0 million increase in property taxes due to higher assessments.
Gain on Sales of Assets
The Gain on Sales of Assets was $1.5 million in 2006, compared to $3.6 million in 2005. The gain in 2005 primarily resulted from the sale of non-utility land.
Other Income and Expenses

          Other Expenses (which are net of other income) increased by $6.8 million to a net expense of $36.9 million in 2006 from a net expense of $30.1 million in 2005. The increase primarily related to an increase in interest expense on short-term debt.

13
Income Tax Expense

          DPL's effective tax rate for the year ended December 31, 2006 was 43% as compared to the federal statutory rate of 35%. The major reasons for this difference were state income taxes (net of federal benefit), changes in estimates related to tax liabilities of prior tax years subject to audit, and the flow-through of certain book tax depreciation differences, partially offset by the flow-through of deferred investment tax credits.

          DPL's effective tax rate for the year ended December 31, 2005 was 43% as compared to the federal statutory rate of 35%. The major reasons for this difference were state income taxes (net of federal benefit), changes in estimates related to tax liabilities of prior tax years subject to audit (primarily due to the mixed service cost issue under Internal Revenue Service Rule 2005-53), and the flow-through of certain book tax depreciation differences, partially offset by the flow-through of deferred investment tax credits.

Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk

          DPL's debt is subject to the risk of fluctuating interest rates in the normal course of business. DPL manages interest rates through the use of fixed and, to a lesser extent, variable rate debt. The effect of a hypothetical 10% change in interest rates on the annual interest costs for short-term debt and variable rate debt was approximately $1.2 million as of December 31, 2006.

ITEM 3. PROPERTIES

          At December 31, 2006, DPL's electric transmission and distribution system consisted of approximately 1,600 transmission circuit miles of overhead lines, 6 transmission circuit miles of underground cables, 7,100 distribution circuit miles of overhead lines, and 6,200 distribution circuit miles of underground cables.

          DPL has a liquefied natural gas plant located in Wilmington, Delaware, with a storage capacity of 3.045 million gallons and an emergency sendout capability of 45,000 Mcf per day. DPL owns eight natural gas city gate stations at various locations in New Castle County, Delaware. These stations have a total sendout capacity of 225,000 Mcf per day. DPL also owns approximately 111 pipeline miles of gas transmission mains, 1,755 pipeline miles of gas distribution mains, and 1,281 gas pipeline miles of service lines. The gas transmission mains include 7.2 miles of pipeline of which DPL owns 10%, which is used for gas operations, and of which Conectiv Energy owns 90%, which is used for delivery of gas to electric generation facilities.

          Substantially all of the transmission and distribution property, plant and equipment owned by DPL is subject to the liens of the mortgages under which DPL issues first mortgage bonds. See Note 7 to DPL's Financial Statements for the year ended December 31, 2006 included in Item 13. "Financial Statements and Supplementary Data."

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ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Information for this item is not required because DPL is filing this registration statement on Form 10 with a reduced disclosure format. See "Explanatory Note."
ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS
Information for this item is not required because DPL is filing this registration statement on Form 10 with a reduced disclosure format. See "Explanatory Note."
ITEM 6. EXECUTIVE COMPENSATION
Information for this item is not required because DPL is filing this registration statement on Form 10 with a reduced disclosure format. See "Explanatory Note."
ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Information for this item is not required because DPL is filing this registration statement on Form 10 with a reduced disclosure format. See "Explanatory Note."
ITEM 8. LEGAL PROCEEDINGS
General Litigation

          DPL is a party to various legal proceedings arising in the ordinary course of business. While the outcome of these legal proceedings cannot be predicted with certainty, DPL does not expect that these proceedings will have a material effect upon its financial condition or results of operations.

Environmental Litigation

          DPL is subject to regulation by various federal, regional, state, and local authorities with respect to the environmental effects of its operations, including air and water quality control, solid and hazardous waste disposal, and limitations on land use. In addition, federal and state statutes authorize governmental agencies to compel responsible parties to clean up certain abandoned or unremediated hazardous waste sites. DPL may incur costs to clean up currently or formerly owned facilities or sites found to be contaminated, as well as other facilities or sites that may have been contaminated due to past disposal practices. Although penalties assessed for violations of environmental laws and regulations are not recoverable from DPL's customers, environmental clean-up costs incurred by DPL would be included in its cost of service for ratemaking purposes.

          In July 2004, DPL entered into an Administrative Consent Order with the Maryland Department of the Environment (MDE) to perform a Remedial Investigation/Feasibility Study (RI/FS) to further identify the extent of soil, sediment and ground and surface water contamination related to former manufactured gas plant (MGP) operations at the Cambridge, Maryland site on DPL-owned property and to investigate the extent of MGP contamination on adjacent property. The MDE has approved the RI and DPL submitted a final FS to MDE on February 15, 2007. The costs of cleanup (as determined by the RI/FS and subsequent negotiations with MDE) are anticipated to be approximately $2.7 million. The remedial action will include dredging activities within Cambridge Creek, which are expected to take place as early as October 2007, and soil excavation on DPL's and adjacent property as early as January 2008.

15

          In the early 1970s, DPL sold scrap transformers, some of which may have contained some level of polychlorinated biphenyls (PCBs), to a metal reclaimer operating at the Metal Bank/Cottman Avenue site in Philadelphia, Pennsylvania, owned by a nonaffiliated company. In December 1987, DPL was notified by the EPA that they, along with a number of other utilities and non-utilities, were PRPs in connection with the PCB contamination at the site. In 1999, DPL entered into a de minimis settlement with EPA and paid approximately $107,000 to resolve its liability for cleanup costs at the Metal Bank/Cottman Avenue site. The de minimis settlement did not resolve DPL's responsibility for natural resource damages, if any, at the site. DPL believes that any liability for natural resource damages at this site will not have a material adverse effect on its financial position, results of operations or cash flows.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

          All of the outstanding DPL common stock is owned by Conectiv, a wholly owned subsidiary of Pepco Holdings, and accordingly there is no public market for DPL's common stock. As of the date of this registration statement, there are no shares of DPL common stock that are subject to outstanding options or warrants to purchase, or securities convertible into, DPL common stock. No shares of DPL common stock can be sold pursuant to Rule 144 under the Securities Act of 1933, as amended (the Securities Act).

The table below presents the aggregate amount of common stock dividends paid by DPL to Conectiv during the periods indicated.
Period	Aggregate Dividends
2006:
First Quarter	$ 15,000,000
Second Quarter	-
Third Quarter	-
Fourth Quarter	-
$ 15,000,000
2005:
First Quarter	$ 24,384,000
Second Quarter	12,052,000
Third Quarter	-
Fourth Quarter	-
$ 36,436,000
ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

          On December 20, 2006, DPL entered into a Note Purchase Agreement with certain purchasers for the offer and sale of $100,000,000 in aggregate principal amount of 5.22% Notes due December 30, 2016 (Notes). The regularly scheduled payments of principal and interest on the Notes are insured by a financial guaranty insurance policy issued by MBIA Insurance Corporation (MBIA) pursuant to a Reimbursement and Insurance Agreement, dated as of December 20, 2006, between DPL and MBIA. The closing of the offering of the Notes occurred on December 20, 2006. The Notes were offered and sold without registration under the Securities Act in reliance on the exemption afforded by Section 4(2). The Notes were issued under the Indenture, dated as of November 1, 1988, between DPL and The Bank of New York Trust Company, N.A., as successor trustee.

16
ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED
Authorized and Outstanding Shares

          Under its certificate of incorporation, DPL is authorized to issue up to 1,000 shares of common stock, par value of $2.25 per share. As of December 31, 2006, 1,000 shares of common stock were outstanding. All of the outstanding shares of common stock are fully paid and non-assessable.

Dividend Rights

          Holders of common stock are entitled to such dividends as may be declared from time to time by DPL's Board of Directors. DPL may pay dividends on the common stock from any funds legally available for this purpose.

Voting Rights and Cumulative Voting

          Each holder of common stock is entitled to one vote per share on all matters submitted to a vote of the holders of common stock. Holders of common stock do not have cumulative voting rights for the election of directors.

Preemptive Rights
The holders of common stock have no preemptive rights to purchase additional shares of common stock or any other securities of DPL.
Liquidation Rights

          In the event DPL is liquidated, dissolved or wound up, after payment (or making provision for payment) of DPL's debts and liabilities and payment of the full preferential amounts to which the holders of any outstanding series of preferred stock are entitled, the holders of common stock are entitled to receive the balance of our remaining assets, if any.

Transfer Agent and Registrar
Pepco Holdings serves as a transfer agent and registrar for the DPL common stock.
ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

          DPL's Articles of Incorporation provides in accordance with Section 102(b)(7) of the Delaware General Corporation Law (DGCL) and Section 13.1-692.1 of the Virginia Stock Corporation Act (VSCA) that no director of DPL shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) liability under Section 174 of the DGCL for unlawful payment of dividends or stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit. Under the VSCA, this provision does not limit the liability of a director who has engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law, including, without limitation, any claim of unlawful insider trading or manipulation of the market for any security.

17

          Under Section 145 of the DGCL, a corporation is permitted to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than action by or in the right of the corporation), by reason of the fact that the person is or was a director or officer of the corporation against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding: (i) if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; and (ii) in the case of a criminal proceeding, the person had no reasonable cause to believe that his conduct was unlawful.

          A corporation also is permitted to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to obtain a judgment in its favor by reason of the fact that the person is or was a director or officer against expenses (including attorney's fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification is permitted with respect to any claim, issue or matter as to which the person is found liable to the corporation unless and to the extent that the Delaware Court of Chancery or the court in which the action or suit is brought determines that, despite the adjudication of liability, the person is fairly and reasonably entitled to indemnification for such expenses as the court shall deem proper.

          Under the DGCL, a corporation must indemnify any present or former director or officer of the corporation who is successful on the merits or otherwise in the defense of any action, suit or proceeding against expenses actually and reasonably incurred by such person.

          Under Section 13.1-697 and Section 13.1-702 of the VSCA, a Virginia corporation may indemnify any director or officer who was, is or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding if the director conducted himself in good faith and (i) believed, in the case of conduct in his official capacity with the corporation, that his conduct was in the best interests of the corporation or, in the case of other conduct, that his conduct was at least not opposed to the best interests of the corporation, or (ii) in the case of a criminal proceeding, he had no reasonable cause to believe his conduct was unlawful, except that, unless ordered by a court, a corporation may not indemnify a director or officer in connection with (i) a proceeding by or in the right of the corporation in which the director or officer was found liable to the corporation, other than for reasonable expenses or (ii) any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received.

          Under Section 13.1-698 and Section 13.1-702 of the VSCA, unless limited by its Articles of Incorporation, a Virginia corporation is required to indemnify any director or officer who entirely prevails in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

          The Bylaws of DPL provide that DPL shall indemnify, to the full extent that it shall have power under applicable law, any person made or threatened to be made a party to any threatened, pending or completed action suit or proceeding by reason of the fact that such person is or was a director or officer of DPL, but that such indemnification rights shall not be exclusive of, any other rights to which such person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

18

          DPL is an indirect wholly owned subsidiary of Pepco Holdings. To the extent that any officer or director of DPL is determined to be serving in such capacity at the direction of Pepco Holdings, such person also may be entitled to indemnification under the DGCL and/or the Certificate of Incorporation of Pepco Holdings.

          Pepco Holdings maintains a directors' and officers' liability policy, which provides coverage for liability and expenses incurred by its directors and officers and those of its subsidiaries, including DPL, by reason of any actual or alleged breach of duty, neglect, error, misstatement, misleading statement or omission actually or allegedly caused, committed or attempted by such directors or officers while acting in their capacity as such, or claimed against them solely by reason of their being directors or officers. The policy contains certain exclusions, including (i) dishonest, criminal or malicious acts or omissions, (ii) intentional fraud, (iii) self-dealing, (iv) dealing for self-enrichment, (v) knowing or intentional violations of a statute or regulation and (vi) claims brought on behalf of the corporation or any individual director (other than a derivative action brought by independent persons).

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ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
Report of Independent Registered Public Accounting Firm
To the Shareholder and Board of Directors of Delmarva Power & Light Company:

In our opinion, the accompanying balance sheets and the related statements of earnings, of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of Delmarva Power & Light Company (a wholly owned subsidiary of Pepco Holdings, Inc.) at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP Washington, DC March 1, 2007
20
DELMARVA POWER & LIGHT COMPANY STATEMENTS OF EARNINGS

For the Year Ended December 31,	2006	2005	2004
(Millions of dollars)
Operating Revenue
Electric	$1,168.0	$1,082.3	$1,017.4
Natural Gas	255.4	261.5	228.6
Total Operating Revenue	1,423.4	1,343.8	1,246.0
Operating Expenses
Fuel and purchased energy	816.8	698.0	655.6
Gas purchased	198.4	196.8	163.7
Other operation and maintenance	184.9	180.1	177.0
Depreciation and amortization	76.7	75.7	73.9
Other taxes	36.6	34.4	35.3
Gain on sales of assets	(1.5)	(3.6)	-
Total Operating Expenses	1,311.9	1,181.4	1,105.5
Operating Income	111.5	162.4	140.5
Other Income (Expenses)
Interest and dividend income	1.2	.9	.4
Interest expense	(41.1)	(34.7)	(33.0)
Other income	7.3	8.3	7.6
Other expenses	(4.3)	(4.6)	(4.4)
Total Other Expenses	(36.9)	(30.1)	(29.4)

Income Before Income Tax Expense	74.6	132.3	111.1
Income Tax Expense	32.1	57.6	48.1

Net Income	42.5	74.7	63.0

Dividends on Redeemable Serial Preferred Stock	.8	1.0	1.0

Earnings Available for Common Stock	$ 41.7	$ 73.7	$ 62.0

The accompanying Notes are an integral part of these Financial Statements.

21

DELMARVA POWER & LIGHT COMPANY BALANCE SHEETS
ASSETS	December 31, 2006	December 31, 2005
(Millions of dollars)
CURRENT ASSETS
Cash and cash equivalents	$ 8.2	$ 7.4
Accounts receivable, less allowance for uncollectible accounts of $7.8 million and $9.2 million, respectively	193.7	181.4
Fuel, materials and supplies - at average cost	40.1	41.8
Prepayments of income taxes	46.3	-
Prepaid expenses and other	18.4	28.4
Total Current Assets	306.7	259.0
INVESTMENTS AND OTHER ASSETS
Goodwill	48.5	48.5
Regulatory assets	187.2	140.9
Prepaid pension expense	171.8	213.3
Other	18.4	32.7
Total Investments and Other Assets	425.9	435.4
PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment	2,512.8	2,409.5
Accumulated depreciation	(794.2)	(800.3)
Net Property, Plant and Equipment	1,718.6	1,609.2
TOTAL ASSETS	$2,451.2	$2,303.6

The accompanying Notes are an integral part of these Financial Statements.
22
DELMARVA POWER & LIGHT COMPANY BALANCE SHEETS
LIABILITIES AND SHAREHOLDER'S EQUITY	December 31, 2006	December 31, 2005
(Millions of dollars, except shares)
CURRENT LIABILITIES
Short-term debt	$ 195.9	$ 165.5
Current maturities of long-term debt	64.7	22.9
Accounts payable and accrued liabilities	95.0	74.0
Accounts payable due to associated companies	9.6	57.3
Capital lease obligations due within one year	-	.2
Taxes accrued	3.2	33.7
Interest accrued	6.2	6.4
Other	58.4	48.2
Total Current Liabilities	433.0	408.2
DEFERRED CREDITS
Regulatory liabilities	272.4	242.5
Income taxes	424.1	413.7
Investment tax credits	9.9	10.7
Above-market purchased energy contracts and other electric restructuring liabilities	23.5	25.8
Other	49.2	33.0
Total Deferred Credits	779.1	725.7

LONG-TERM LIABILITIES
Long-term debt	551.8	516.4
Total Long-Term Liabilities	551.8	516.4
COMMITMENTS AND CONTINGENCIES (NOTE 11)
REDEEMABLE SERIAL PREFERRED STOCK	18.2	18.2
SHAREHOLDER'S EQUITY
Common stock, $2.25 par value, authorized 1,000,000 shares - issued 1,000 shares	-	-
Premium on stock and other capital contributions	242.7	235.4
Retained earnings	426.4	399.7
Total Shareholder's Equity	669.1	635.1

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$2,451.2	$2,303.6

The accompanying Notes are an integral part of these Financial Statements.
23
DELMARVA POWER & LIGHT COMPANY STATEMENTS OF CASH FLOWS
For the Year Ended December 31,	2006	2005	2004
(Millions of dollars)
OPERATING ACTIVITIES
Net income	$ 42.5	$ 74.7	$ 63.0
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	76.7	75.7	73.9
Gain on sale of assets	(1.5)	(3.6)	-
Deferred income taxes	38.8	(22.7)	66.5
Investment tax credit adjustments, net	(.9)	(.9)	(.9)
Prepaid pension expense	(6.6)	(8.6)	(9.3)
Energy supply contracts	(4.3)	(8.2)	(3.9)
Other deferred credits	(2.6)	1.1	.3
Other deferred charges	1.6	1.7	(.3)
Changes in:
Accounts receivable	(10.3)	(7.8)	(4.8)
Regulatory assets and liabilities	(31.4)	(1.1)	(9.1)
Fuel, materials and supplies	1.7	(3.4)	(4.2)
Accounts payable and accrued liabilities	10.2	28.3	9.8
Interest and taxes accrued	(75.4)	21.1	17.9
Prepaid expenses and other	3.1	(2.2)	1.0
Net Cash From Operating Activities	41.6	144.1	199.9
INVESTING ACTIVITIES
Investment in property, plant and equipment	(134.0)	(137.2)	(115.2)
Proceeds from/changes in:
Proceeds from sale of other assets	2.7	4.4	-
Changes in restricted cash	-	4.8	(4.8)
Net other investing activities	(1.6)	-	(1.1)
Net Cash Used By Investing Activities	(132.9)	(128.0)	(121.1)
FINANCING ACTIVITIES
Dividends paid to Pepco Holdings	(15.0)	(36.4)	(68.0)
Dividends paid on preferred stock	(.8)	(1.0)	(1.0)
Redemption of preferred stock	-	(3.5)	-
Redemption of debentures issued to financing trust	-	-	(70.0)
Issuances of long-term debt	100.0	100.0	100.0
Redemptions of long-term debt	(22.9)	(102.7)	(7.0)
Issuances (repayments) of short-term debt, net	30.4	31.2	(33.2)
Net other financing activities	.4	.1	(.8)
Net Cash From (Used By) Financing Activities	92.1	(12.3)	(80.0)

Net Increase (Decrease) In Cash and Cash Equivalents	.8	3.8	(1.2)
Cash and Cash Equivalents at Beginning of Year	7.4	3.6	4.8
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 8.2	$ 7.4	$ 3.6

NONCASH ACTIVITIES
Asset retirement obligations associated with removal costs transferred to regulatory liabilities	$ 50.3	$ 2.4	$ (4.6)
Capital contribution in respect of certain intercompany transactions	$ 7.3	$ -	$ 21.9

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest (net of capitalized interest of $.6 million, $.9 million, and $.3 million, respectively), and paid (received) for income taxes:
Interest	$ 38.7	$ 32.2	$ 29.3
Income taxes	$ 32.6	$ 55.6	$(15.0)

The accompanying Notes are an integral part of these Financial Statements.
24
DELMARVA POWER & LIGHT COMPANY STATEMENTS OF SHAREHOLDER'S EQUITY
	Common Stock		Premium on Stock	Capital Stock Expense	Retained Earnings
	Shares	Par Value
(Millions of dollars, except shares)

BALANCE, DECEMBER 31, 2003	1,000	$-	$223.5	$(10.0)	$368.4
Net Income	-	-	-	-	63.0
Capital contribution	-	-	21.9	-	-
Dividends:
Preferred stock	-	-	-	-	(1.0)
Common stock	-	-	-	-	(68.0)

BALANCE, DECEMBER 31, 2004	1,000	$-	$245.4	$(10.0)	$362.4
Net Income	-	-	-	-	74.7
Dividends:
Preferred stock	-	-	-	-	(1.0)
Common stock	-	-	-	-	(36.4)

BALANCE, DECEMBER 31, 2005	1,000	$-	$245.4	$(10.0)	$399.7
Net Income	-	-	-	-	42.5
Capital contributions	-	-	7.3	-	-
Dividends:					-
Preferred stock	-	-	-	-	(.8)
Common stock	-	-	-	-	(15.0)

BALANCE, DECEMBER 31, 2006	1,000	$-	$252.7	$(10.0)	$426.4

The accompanying Notes are an integral part of these Financial Statements.
25
NOTES TO FINANCIAL STATEMENTS
DELMARVA POWER & LIGHT COMPANY
(1) ORGANIZATION

          Delmarva Power & Light Company (DPL) is engaged in the transmission and distribution of electricity in Delaware and portions of Maryland and Virginia, and provides gas distribution service in northern Delaware. Additionally, DPL supplies electricity at regulated rates to retail customers in its territories who do not elect to purchase electricity from a competitive supplier. The regulatory term for this service varies by jurisdiction as follows:

Delaware	Provider of Last Resort service (POLR) -- before May 1, 2006 Standard Offer Service (SOS) -- on and after May 1, 2006
Maryland	SOS
Virginia	Default Service
In this Form 10-K, DPL also refers to these supply service obligations generally as Default Electricity Supply.

          DPL is a wholly owned subsidiary of Conectiv, which is wholly owned by Pepco Holdings, Inc. (Pepco Holdings or PHI). Because PHI is a public utility holding company subject to the Public Utility Holding Company Act of 2005 (PUHCA 2005), the relationship between PHI and DPL and certain activities of DPL are subject to the regulatory oversight of the Federal Energy Regulatory Commission (FERC) under PUHCA 2005.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP), such as compliance with Statement of Position 94-6, "Disclosure of Certain Significant Risks and Uncertainties," requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the financial statements and accompanying notes. Examples of significant estimates used by DPL include the assessment of contingencies, the calculation of future cash flows and fair value amounts for use in asset impairment evaluations, fair value calculations (based on estimated market pricing) associated with derivative instruments, pension and other postretirement benefits assumptions, unbilled revenue calculations, the assessment of the probability of recovery of regulatory assets, and income tax provisions and reserves. Additionally, DPL is subject to legal, regulatory, and other proceedings and claims that arise in the ordinary course of its business. DPL records an estimated liability for these proceedings and claims based upon the probable and reasonably estimable criteria contained in Statement of Financial Accounting Standards (SFAS) No. 5, "Accounting for Contingencies." Although DPL believes that its estimates and assumptions are reasonable, they are based upon information available to management at the time the estimates are made. Actual results may differ significantly from these estimates.

26
Change in Accounting Estimates

          During 2005, DPL recorded the impact of a reduction in estimated unbilled revenue, primarily reflecting an increase in the estimated amount of power line losses (estimates of electricity expected to be lost in the process of its transmission and distribution to customers). This change in accounting estimate reduced net earnings for the year ended December 31, 2005 by approximately $1.0 million.

Revenue Recognition

          DPL recognizes revenues for the supply and delivery of electricity and gas upon delivery to its customers, including amounts for services rendered, but not yet billed (unbilled revenue). DPL recorded amounts for unbilled revenue of $58.4 million and $63.5 million as of December 31, 2006 and 2005, respectively. These amounts are included in the "accounts receivable" line item in the accompanying Balance Sheets. DPL calculates unbilled revenue using an output based methodology. This methodology is based on the supply of electricity or gas intended for distribution to customers. The unbilled revenue process requires management to make assumptions and judgments about input factors such as customer sales mix and estimated power line losses (estimates of electricity expected to be lost in the process of its transmission and distribution to customers), which are inherently uncertain and susceptible to change from period to period, the impact of which could be material. Similarly, revenues from other services are recognized when services are performed or products are delivered.

          Revenues from non-regulated electricity and gas sales are included in "Electric" revenues and "Natural Gas" revenues, respectively. The taxes related to the consumption of electricity and gas by its customers, such as fuel, energy, or other similar taxes, are components of DPL's tariffs and, as such, are billed to customers and recorded in Operating Revenues. Accruals for these taxes by DPL are recorded in Other Taxes. Excise tax related generally to the consumption of gasoline by DPL in the normal course of business is charged to operations, maintenance or construction, and is de minimis.

Regulation of Power Delivery Operations

          Certain aspects of DPL's utility businesses are subject to regulation by the Delaware Public Service Commission (DPSC), the Maryland Public Service Commission (MPSC), and the Virginia State Corporation Commission (VSCC), and its wholesale operations are subject to regulation by FERC. DPL's natural gas transmission practices are regulated by the U.S. Department of Transportation.

          Based on the regulatory framework in which it has operated, DPL has historically applied, and in connection with its transmission and distribution business continues to apply, the provisions of SFAS No. 71 (SFAS No. 71), "Accounting for the Effects of Certain Types of Regulation." SFAS No. 71 allows regulated entities, in appropriate circumstances, to establish regulatory assets and to defer the income statement impact of certain costs that are expected to be recovered in future rates. Management's assessment of the probability of recovery of regulatory assets requires judgment and interpretation of laws, regulatory commission orders, and other factors. Should existing facts or circumstances change in the future to indicate that a regulatory asset is not probable of recovery, then the regulatory asset must be charged to earnings.

The components of DPL's regulatory asset balances at December 31, 2006 and 2005 are as follows:
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	2006	2005
	(Millions of dollars)
Deferred energy supply costs	$ 6.9	$ 18.3
Deferred recoverable income taxes	77.5	80.7
Deferred debt extinguishment costs	18.9	20.6
Unrecovered purchased power contract costs	2.4	6.0
Phase in credits	29.7	-
Other	51.8	15.3
Total regulatory assets	$187.2	$140.9

The components of DPL's regulatory liability balances at December 31, 2006 and 2005 are as follows:
	2006	2005
(Millions of dollars)
Deferred income taxes due to customers	$ 39.4	$ 39.7
Accrued asset removal costs	229.5	179.2
Other	3.5	23.6
Total regulatory liabilities	$272.4	$242.5

A description for each category of regulatory assets and regulatory liabilities follows:
Deferred Energy Supply Costs: Primarily represents deferred fuel costs for DPL's gas business. All deferrals receive a return. The deferred fuel costs are recovered annually.

     Deferred Recoverable Income Taxes: Represents a receivable from our customers for tax benefits DPL has previously flowed through before the company was ordered to provide deferred income taxes. As the temporary differences between the financial statement and tax basis of assets reverse, the deferred recoverable balances are reversed. There is no return on these deferrals.

     Deferred Debt Extinguishment Costs: Represents the costs of debt extinguishment for which recovery through regulated utility rates is considered probable and, if approved, will be amortized to interest expense during the authorized rate recovery period. A return is received on these deferrals.

     Unrecovered Purchased Power Contract Costs: Represents deferred costs related to purchase power contracts at DPL, which are being recovered from February 1996 through October 2007 and which earn a return.

     Phase In Credits: Represents a phase in credit for Maryland and Delaware customers to mitigate the immediate impact of the significant rate increases. The deferral period for Delaware is May 1, 2006 - January 1, 2008. It is recoverable over a 17-month period beginning January 1, 2008. It will be amortized over a straight-line basis. Delaware customers are all in the plan unless they "opt out." For Maryland, the deferral period is June 1, 2006 - June 1, 2007. The recovery period is over an 18-month period beginning June 2007. Customers for Maryland are required to "opt in." Recovery is the rate per kilowatt hour, based on usage during the recovery period. There is no return on these deferrals.

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     Other: Includes losses associated with DPL's natural gas hedging activity and under-recovery of procurement, transmission and administration costs associated with Maryland and Delaware SOS. Increase in Other went from $15.3 million in 2005 to $51.8 million in 2006 primarily due to the gas hedging activity.

     Deferred Income Taxes Due to Customers: Represents the portion of deferred income tax liabilities applicable to DPL's utility operations that has not been reflected in current customer rates, for which future payment to customers is probable. As temporary differences between the financial statement and tax basis of assets reverse, deferred recoverable income taxes are amortized.

     Accrued Asset Removal Costs: Represents DPL's asset retirement obligation associated with removal costs accrued using public service commission approved depreciation rates for transmission, distribution and general utility property.

Other: Includes gains associated with DPL's natural gas hedging activity and over-recovery of procurement, transmission and administration costs associated with Maryland and Delaware SOS.
Income Taxes

     DPL, as an indirect subsidiary of Pepco Holdings, is included in the consolidated Federal income tax return of PHI. Federal income taxes are allocated to DPL based upon the taxable income or loss amounts, determined on a separate return basis.

     The financial statements include current and deferred income taxes. Current income taxes represent the amounts of tax expected to be reported on DPL's state income tax returns and the amount of Federal income tax allocated from Pepco Holdings.

     Deferred income tax assets and liabilities represent the tax effects of temporary differences between the financial statement and tax basis of existing assets and liabilities and are measured using presently enacted tax rates. The portion of DPL's deferred tax liability applicable to its utility operations that has not been recovered from utility customers represents income taxes recoverable in the future and is included in "regulatory assets" on the Balance Sheets. For additional information, see the discussion under "Regulation of Power Delivery Operations," above.

Deferred income tax expense generally represents the net change during the reporting period in the net deferred tax liability and deferred recoverable income taxes.

     Investment tax credits from utility plant purchased in prior years are reported on the Balance Sheets as "Investment tax credits." These investment tax credits are being amortized to income over the useful lives of the related utility plant.

Accounting for Derivatives

     DPL uses derivative instruments (forward contracts, futures, swaps, and exchange-traded and over-the-counter options) primarily to reduce gas commodity price volatility while limiting its firm customers' exposure to increases in the market price of gas. DPL also manages commodity risk with physical natural gas and capacity contracts that are not classified as derivatives. The primary goal of these activities is to reduce the exposure of its regulated retail gas customers to natural gas price fluctuations. All premiums paid and other transaction costs incurred as part of DPL's natural gas hedging activity, in addition to all gains and losses related to hedging activities, are fully recoverable through the fuel adjustment clause

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approved by the DPSC, and are deferred under Statement of Financial Accounting Standards (SFAS) No. 71 until recovered. At December 31, 2006, there was a net deferred derivative payable of $27.3 million, offset by a $28.5 million regulatory asset. At December 31, 2005, there was a deferred derivative receivable on DPL's balance sheet of $21.6 million, offset by a $21.6 million regulatory liability.

Accounts Receivable and Allowance for Uncollectible Accounts

     DPL's accounts receivable balances primarily consist of customer accounts receivable, other accounts receivable, and accrued unbilled revenue. Accrued unbilled revenue represents revenue earned in the current period, but not billed to the customer until a future date (usually within one month after the receivable is recorded). DPL uses the allowance method to account for uncollectible accounts receivable.

Capitalized Interest and Allowance for Funds Used During Construction

     In accordance with the provisions of SFAS No. 71, utilities can capitalize as Allowance for Funds Used During Construction (AFUDC) the capital costs of financing the construction of plant and equipment. The debt portion of AFUDC is recorded as a reduction of "interest expense" and the equity portion of AFUDC is credited to "other income" in the accompanying Statements of Earnings.

DPL recorded AFUDC for borrowed funds of $.6 million, $.9 million, and $.3 million for the years ended December 31, 2006, 2005, and 2004, respectively.
DPL recorded amounts for the equity component of AFUDC of $.6 million, $.5 million and $.4 million for the years ended December 31, 2006, 2005 and 2004, respectively.
Amortization of Debt Issuance and Reacquisition Costs

     The amortization of debt discount, premium, and expense, including deferred debt extinguishment costs associated with the regulated electric and gas transmission and distribution businesses, is included in interest expense.

Accounting for Goodwill

     Goodwill represents the excess of the purchase price of an acquisition over the fair value of the net assets acquired. DPL's goodwill balance at December 31, 2006 and 2005 of $48.5 million was derived from DPL's acquisition of Conowingo Power Company in 1995. The accounting for goodwill is governed by SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and broadens the criteria for recording intangible assets apart from goodwill. SFAS No. 142 requires that purchased goodwill and certain indefinite-lived intangibles no longer be amortized, but instead be tested for impairment at least annually.

Goodwill Impairment Evaluation

     The provisions of SFAS No. 142 require the evaluation of goodwill for impairment at least annually or more frequently if events and circumstances indicate that the asset might be impaired. Examples of such events and circumstances include an adverse action or assessment by a regulator, a significant adverse change in legal factors or in the business climate, and unanticipated competition. SFAS No. 142 indicates that if the fair value of a reporting unit is less than its carrying value, including goodwill, an impairment charge may be necessary. During 2006, DPL tested its goodwill for impairment as of July 1, 2006. This test concluded that none of DPL's goodwill balance was impaired.

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Long-Lived Asset Impairment Evaluation

     DPL is required to evaluate certain long-lived assets (for example, equipment and real estate) to determine if they are impaired when certain conditions exist. SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," provides the accounting for impairments of long-lived assets and indicates that companies are required to test long-lived assets for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Examples of such events or changes include a significant decrease in the market price of a long-lived asset or a significant adverse change in the manner an asset is being used or its physical condition.

     For long-lived assets that are expected to be held and used, SFAS No. 144 requires that an impairment loss be recognized only if the carrying amount of an asset is not recoverable and exceeds its fair value. For long-lived assets that can be classified as assets to be disposed of by sale under SFAS No. 144, an impairment loss shall be recognized to the extent their carrying amount exceeds their fair value, including costs to sell.

Pension and Other Postretirement Benefit Plans

     Pepco Holdings sponsors a retirement plan that covers substantially all employees of DPL (the PHI Retirement Plan) and certain employees of other Pepco Holdings subsidiaries. Pepco Holdings also provides supplemental retirement benefits to certain eligible executives and key employees through nonqualified retirement plans and provides certain postretirement health care and life insurance benefits for eligible retired employees.

     The PHI Retirement Plan is accounted for in accordance with SFAS No. 87, "Employers' Accounting for Pensions," and its other postretirement benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Pepco Holdings' financial statement disclosures were prepared in accordance with SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits."

SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)"

     In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" (SFAS No. 158). SFAS No. 158 requires that companies recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement benefit plans on the balance sheet. Recognizing the funded status of the company's benefit plans as a net liability or asset will require an offsetting adjustment to accumulated other comprehensive income in shareholders' equity or will be deferred as a regulatory asset or liability if probable of recovery in rates under SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." SFAS No. 158 does not change how pension and other postretirement benefits are accounted for and reported in the income statement.

DPL participates in benefit plans sponsored by Pepco Holdings and as such, the provisions of SFAS No. 158 do not have an impact on its financial condition and cash flows.
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Property, Plant and Equipment

     Property, plant and equipment are recorded at cost. The carrying value of property, plant and equipment is evaluated for impairment whenever circumstances indicate the carrying value of those assets may not be recoverable under the provisions of SFAS No. 144. Upon retirement, the cost of regulated property, net of salvage, is charged to accumulated depreciation. For additional information regarding the treatment of retirement obligations, see the "Asset Retirement Obligations" section included in this Note.

     The annual provision for depreciation on electric and gas property, plant and equipment is computed on the straight-line basis using composite rates by classes of depreciable property. Accumulated depreciation is charged with the cost of depreciable property retired, less salvage and other recoveries. Property, plant and equipment other than electric and gas facilities is generally depreciated on a straight-line basis over the useful lives of the assets. The system-wide composite depreciation rates for 2006, 2005 and 2004 for DPL's transmission and distribution system property were approximately 3.0%, 3.1%, and 3.1%, respectively.

Cash and Cash Equivalents

     Cash and cash equivalents include cash on hand, money market funds, and commercial paper with original maturities of three months or less. Additionally, deposits in PHI's "money pool," which DPL and certain other PHI subsidiaries use to manage short-term cash management requirements, are considered cash equivalents. Deposits in the money pool are guaranteed by PHI. PHI deposits funds in the money pool to the extent that the pool has insufficient funds to meet the needs of its participants, which may require PHI to borrow funds for deposit from external sources.

Restricted Cash
Restricted cash represents cash either held as collateral or pledged as collateral, and is restricted from use for general corporate purposes.
Asset Retirement Obligations

     In accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations" and Financial Accounting Standards Board Interpretation No. 47, asset removal costs are recorded as regulatory liabilities. At December 31, 2006 and 2005, $229.5 million and $179.2 million, respectively, are reflected as regulatory liabilities in the accompanying Balance Sheets. Additionally, in 2005, DPL recorded immaterial conditional asset retirement obligations for underground storage tanks. Accretion for these asset retirement obligations has been recorded as a regulatory asset.

Other Non-Current Assets
The other assets balance principally consists of deferred compensation trust assets and unamortized debt expense.
Other Current Liabilities
The other current liabilities balance principally consists of customer deposits and accrued vacation liability.
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Other Deferred Credits
The other deferred credits balance principally consists of miscellaneous deferred liabilities.
Dividend Restrictions

     In addition to its future financial performance, the ability of DPL to pay dividends is subject to limits imposed by: (i) state corporate and regulatory laws, which impose limitations on the funds that can be used to pay dividends and, in the case of regulatory laws, may require the prior approval of DPL's utility regulatory commissions before dividends can be paid and (ii) the prior rights of holders of existing and future preferred stock, mortgage bonds and other long-term debt issued by DPL and any other restrictions imposed in connection with the incurrence of liabilities. DPL had approximately $113.3 million and $74.6 million of restricted retained earnings at December 31, 2006 and 2005, respectively.

Reclassifications
Certain prior year amounts have been reclassified in order to conform to current year presentation.
New Accounting Standards
EITF 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty"

     In September 2005, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty" (EITF 04-13), which addresses circumstances under which two or more exchange transactions involving inventory with the same counterparty should be viewed as a single exchange transaction for the purposes of evaluating the effect of Accounting Principles Board Opinion 29, "Accounting for Nonmonetary Transactions." EITF 04-13 is effective for new arrangements entered into, or modifications or renewals of existing arrangements, beginning in the first interim or annual reporting period beginning after March 15, 2006.

     DPL implemented EITF 04-13 on April 1, 2006. The implementation did not have a material impact on DPL's overall financial condition, results of operations, or cash flows for the second quarter of 2006.

FSP FIN 46(R)-6, "Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)"

     In April 2006, the FASB issued FSP FASB Interpretation Number (FIN) 46(R)-6, "Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R), (FSP FIN 46(R)-6)" which provides guidance on how to determine the variability to be considered in applying FIN 46(R), "Consolidation of Variable Interest Entities."

The guidance in FSP FIN 46(R)-6 is applicable prospectively beginning the first day of the first reporting period beginning after June 15, 2006.
DPL started applying the guidance in FSP FIN 46(R)-6 to new and modified arrangements effective July 1, 2006.
EITF Issue No. 06-3, "Disclosure Requirements for Taxes Assessed by a Governmental Authority on Revenue-producing Transactions"

     On June 28, 2006, the FASB ratified EITF Issue No. 06-3, "Disclosure Requirements for Taxes Assessed by a Governmental Authority on Revenue-producing Transactions" (EITF 06-3). EITF 06-3 provides guidance on an entity's disclosure of its accounting policy regarding the gross or net

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presentation of certain taxes and provides that if taxes included in gross revenues are significant, a company should disclose the amount of such taxes for each period for which an income statement is presented (i.e., both interim and annual periods). Taxes within the scope of EITF 06-3 are those that are imposed on and concurrent with a specific revenue-producing transaction. Taxes assessed on an entity's activities over a period of time are not within the scope of EITF 06-3. EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006 (March 31, 2007 for DPL) although earlier application is permitted.

DPL does not anticipate that the adoption of EITF 06-3 will materially impact its disclosure requirements.
FIN 48, "Accounting for Uncertainty in Income Taxes"

     On July 13, 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 clarifies the criteria for recognition of tax benefits in accordance with SFAS No. 109, "Accounting for Income Taxes," and prescribes a financial statement recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. Specifically, it clarifies that an entity's tax benefits must be "more likely than not" of being sustained prior to recording the related tax benefit in the financial statements. If the position drops below the "more likely than not" standard, the benefit can no longer be recognized. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

     FIN 48 is effective the first fiscal year beginning after December 15, 2006 (year ending December 31, 2007 for DPL). DPL is in the process of evaluating the impact of FIN 48, but does not believe it will have a material impact on its financial condition, results of operations, and cash flow.

SFAS No. 157, "Fair Value Measurements"

     In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157) which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. However, it is possible that the application of this Statement will change current practice with respect to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements.

SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years (year ending December 31, 2008 for DPL).
DPL is currently in the process of evaluating the impact of SFAS No. 157 on its financial condition, results of operations and cash flows.
"Staff Accounting Bulletin No. 108"

     On September 13, 2006, the SEC issued SAB No. 108 (SAB 108) which expresses the SEC staff's views on the process of quantifying financial statement misstatements. SAB 108 requires that registrants quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements by quantifying an error using both the rollover and iron curtain approaches and by evaluating the error measured under each approach. Under SAB 108, a registrant's financial statements would require adjustment when either approach results in a material misstatement, after considering all relevant quantitative and qualitative factors. Further, the

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SEC believes that a registrant's materiality assessment of an identified unadjusted error should quantify the effects of the identified unadjusted error on each financial statement and related financial statement disclosure. SAB 108 is effective for fiscal years ending on or after November 15, 2006.

DPL implemented the guidance provided in SAB 108 during the year ended December 31, 2006.
SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115"

     On February 15, 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115" (SFAS No. 159) which permits entities to choose to elect to measure eligible financial instruments at fair value. The objective of SFAS No. 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. However, it is possible that the application of SFAS No. 159 will change current practice with respect to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements.

     SFAS No.159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company's choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards.

     SFAS No. 159 applies to fiscal years beginning after November 15, 2007 (year ending December 31, 2008 for DPL), with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157, Fair Value Measurements. An entity is prohibited from retrospectively applying SFAS No. 159, unless it chooses early adoption. SFAS No. 159 also applies to eligible items existing at November 15, 2007 (or early adoption date). DPL is in the process of evaluating the impact of SFAS No. 159 on its financial condition, results of operations and cash flows.

(3) SEGMENT INFORMATION
In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," DPL has one segment, its regulated utility business.
(4) LEASING ACTIVITIES

     DPL leases an 11.9% interest in the Merrill Creek Reservoir. The lease is an operating lease and payments over the remaining lease term, which ends in 2032, are $114.8 million in the aggregate. DPL also has long-term leases for certain other facilities and equipment. Minimum commitments as of December 31, 2006, under the Merrill Creek Reservoir lease and other lease agreements, are as follows: 2007-$7.8 million; 2008-$8.6 million; 2009-$8.6 million; 2010-$8.5 million; 2011-$8.5 million; beyond 2011-$96.9 million; total-$138.9 million.

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(5) PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is comprised of the following:
At December 31, 2006	Original Cost	Accumulated Depreciation	Net Book Value
	(Millions of dollars)
Distribution	$1,273.3	$374.3	$ 899.0
Transmission	610.9	196.6	414.3
Gas	349.8	97.6	252.2
Construction work in progress	67.2	-	67.2
Non-operating and other property	211.6	125.7	85.9
Total	$2,512.8	$794.2	$1,718.6
At December 31, 2005
Distribution	$1,236.0	$392.1	$ 843.9
Transmission	524.1	194.9	329.2
Gas	339.5	100.7	238.8
Construction work in progress	101.1	-	101.1
Non-operating and other property	208.8	112.6	96.2
Total	$2,409.5	$800.3	$1,609.2

     The balances of all property, plant and equipment, which are primarily electric transmission and distribution property, are stated at original cost. Utility plant is generally subject to a first mortgage lien.

(6) PENSIONS AND OTHER POSTRETIREMENT BENEFITS

     DPL accounts for its participation in the Pepco Holdings benefit plans as participation in a multi-employer plan. For 2006, 2005, and 2004, DPL's allocated share of the pension and other postretirement net periodic benefit cost incurred by Pepco Holdings was approximately $.7 million, $(2.0) million, and $1.0 million, respectively. In 2006 and 2005, DPL contributed $6.8 million and $6.0 million, respectively to other postretirement benefit plans.  At December 31, 2006 and 2005, DPL's prepaid pension expense of $171.8 million and $213.3 million, and other postretirement benefit obligation, included in Other Assets, of $3.3 million and $10.1 million, effectively represent assets and benefit obligations resulting from DPL's participation in the Pepco Holdings benefit plan.

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(7) LONG-TERM DEBT
Long-term debt outstanding as of December 31, 2006 and 2005 is presented below:
Type of Debt	Interest Rates	Maturity	2006	2005
			(Millions of dollars)
Amortizing First Mortgage Bonds	6.95%	2006-2008	$ 7.6	$ 10.5

Unsecured Tax-Exempt Bonds:
	5.20%	2019	31.0	31.0
	3.15%	2023 (c)	18.2	18.2
	5.50%	2025 (a)	15.0	15.0
	4.90%	2026 (b)	34.5	34.5
	5.65%	2028 (a)	16.2	16.2
	Variable	2030-2038	93.4	93.4
			208.3	208.3
Medium-Term Notes (unsecured):
	6.75%	2006	-	20.0
	7.06%-8.13%	2007	61.5	61.5
	7.56%-7.58%	2017	14.0	14.0
	6.81%	2018	4.0	4.0
	7.61%	2019	12.0	12.0
	7.72%	2027	10.0	10.0
			101.5	121.5

Notes (unsecured):
	5.00%	2014	100.0	100.0
	5.00%	2015	100.0	100.0
	5.22%	2016	100.0	-
			300.0	200.0

Total long-term debt			617.4	540.3
Unamortized premium and discount, net			(.9)	(1.0)
Current maturities of long-term debt			(64.7)	(22.9)
Total net long-term debt			$551.8	$516.4

(a) The bonds are subject to mandatory tender on July 1, 2010.
(b) The bonds are subject to mandatory tender on May 1, 2011.
(c) The bonds are subject to mandatory tender on August 1, 2008.
The outstanding First Mortgage Bonds issued by DPL are secured by a lien on substantially all of DPL's property, plant and equipment.

     Maturities of long-term debt and sinking fund requirements during the next five years are as follows: 2007-$64.7 million; 2008-$22.6 million; 2009-zero; 2010-$31.2 million; 2011-$34.5 million; and $464.4 million thereafter.

DPL's long-term debt is subject to certain covenants. DPL is in compliance with all requirements.
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SHORT-TERM DEBT

     DPL, a regulated utility, has traditionally used a number of sources to fulfill short-term funding needs, such as commercial paper, short-term notes, and bank lines of credit. Proceeds from short-term borrowings are used primarily to meet working capital needs, but may also be used to temporarily fund long-term capital requirements. A detail of the components of DPL's short-term debt at December 31, 2006 and 2005 is as follows.

	2006	2005
	(Millions of dollars)
Commercial paper	$91.1	$ -
Intercompany borrowings	-	60.7
Variable rate demand bonds	104.8	104.8
Total	$195.9	$165.5

Commercial Paper

     DPL maintains an ongoing commercial paper program of up to $275 million. The commercial paper notes can be issued with maturities up to 270 days from the date of issue. The commercial paper program is backed by a $500 million credit facility, described below under the heading "Credit Facility," shared with Potomac Electric Power Company (Pepco) and Atlantic City Electric Company (ACE).

     DPL had $91.1 million of commercial paper outstanding at December 31, 2006 and no commercial paper outstanding at December 31, 2005. The interest rate for commercial paper issued during 2006 was 5.3%. The weighted average maturity for commercial paper issued during 2006 was seven days.

Variable Rate Demand Bonds

     Variable Rate Demand Bonds ("VRDB") are subject to repayment on the demand of the holders and for this reason are accounted for as short-term debt in accordance with GAAP. However, bonds submitted for purchase are remarketed by a remarketing agent on a best efforts basis. DPL expects the bonds submitted for purchase will continue to be remarketed successfully due to the credit worthiness of the company and because the remarketing agent resets the interest rate to the then-current market rate. The company also may utilize one of the fixed rate/fixed term conversion options of the bonds to establish a maturity which corresponds to the date of final maturity of the bonds. On this basis, DPL views VRDB as a source of long-term financing. The VRDB outstanding in 2006 and 2005 mature in 2017 ($26.0 million), 2024 ($33.3 million), 2028 ($15.5 million), and 2029 ($30.0 million). The weighted average interest rate for VRDB was 3.64% during 2006 and 2.63% during 2005. Of the $104.8 in VRDB, $71.5 is collateralized with first mortgage bonds.

Credit Facility

     In April 2006, Pepco Holdings, Pepco, DPL and ACE extended their five-year credit agreement for one additional year from 2010 to 2011. The aggregate borrowing limit under the facility is $1.2 billion and the facility commitment expiration date is May 5, 2011. Pepco Holdings' credit limit under this agreement is $700 million.  The credit limit of each of Pepco, DPL and ACE is the lower of $300 million and the maximum amount of debt the company is permitted to have outstanding by its regulatory authorities, except that the aggregate amount of credit used by Pepco, DPL and ACE at any given time under the agreement may not exceed $500 million. Under the terms of the credit agreement, the companies are

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entitled to request increases in the principal amount of available credit up to an aggregate increase of $300 million, with any such increase proportionately increasing the credit limit of each of the respective borrowers and the $300 million sublimits for each of Pepco, DPL and ACE.  The interest rate payable by the respective companies on utilized funds is determined by a pricing schedule with rates corresponding to the credit rating of the borrower. Any indebtedness incurred under the credit agreement would be unsecured.

     The credit agreement is intended to serve primarily as a source of liquidity to support the commercial paper programs of the respective companies. The companies also are permitted to use the facility to borrow funds for general corporate purposes and issue letters of credit. In order for a borrower to use the facility, certain representations and warranties made by the borrower at the time the credit agreement was entered into also must be true at the time the facility is utilized, and the borrower must be in compliance with specified covenants, including the financial covenant described below. However, a material adverse change in the borrower's business, property, and results of operations or financial condition subsequent to the entry into the credit agreement is not a condition to the availability of credit under the facility. Among the covenants contained in the credit agreement are (i) the requirement that each borrowing company maintain a ratio of total indebtedness to total capitalization of 65% or less, computed in accordance with the terms of the credit agreement, (ii) a restriction on sales or other dispositions of assets, other than sales and dispositions permitted by the credit agreement, and (iii) a restriction on the incurrence of liens on the assets of a borrower or any of its significant subsidiaries other than liens permitted by the credit agreement. The failure to satisfy any of the covenants or the occurrence of specified events that constitute an event of default could result in the acceleration of the repayment obligations of the borrower. The events of default include (i) the failure of any borrowing company or any of its significant subsidiaries to pay when due, or the acceleration of, certain indebtedness under other borrowing arrangements, (ii) certain bankruptcy events, judgments or decrees against any borrowing company or its significant subsidiaries, and (iii) a change in control (as defined in the credit agreement) of Pepco Holdings or the failure of Pepco Holdings to own all of the voting stock of Pepco, DPL and ACE. The agreement does not include any ratings triggers. There were no balances outstanding at December 31, 2006 and 2005.

(8) INCOME TAXES

     DPL, as an indirect subsidiary of PHI, is included in the consolidated Federal income tax return of PHI. Federal income taxes are allocated to DPL pursuant to a written tax sharing agreement that was approved by the Securities and Exchange Commission in connection with the establishment of PHI as a holding company as part of Pepco's acquisition of Conectiv on August 1, 2002. Under this tax sharing agreement, PHI's consolidated Federal income tax liability is allocated based upon PHI's and its subsidiaries' separate taxable income or loss.

The provision for income taxes, reconciliation of income tax expense, and components of deferred income tax liabilities (assets) are shown below.
39
Provision for Income Taxes
	For the Year Ended December 31,
	2006	2005	2004
	(Millions of dollars)
Current Tax (Benefit) Expense
Federal	$(4.4)	$64.3	$(16.0)
State and local	(1.3)	16.4	(1.4)
Total Current Tax (Benefit) Expense	(5.7)	80.7	(17.4)
Deferred Tax Expense (Benefit)
Federal	30.0	(16.3)	54.7
State and local	8.7	(5.9)	11.7
Investment tax credit amortization	(.9)	(.9)	(.9)
Total Deferred Tax Expense (Benefit)	37.8	(23.1)	65.5
Total Income Tax Expense	$32.1	$57.6	$48.1

Reconciliation of Income Tax Expense
	For the Year Ended December 31,
	2006		2005		2004
	(Millions of dollars)
	Amount	Rate	Amount	Rate	Amount	Rate

Income Before Income Taxes	$74.6		$132.3		$111.1

Income tax at federal statutory rate	$26.1	.35	$46.3	.35	$38.9	.35
Increases (decreases) resulting from
Depreciation	1.8	.02	2.0	.01	1.5	.01
State income taxes, net of federal effect	4.8	.06	6.0	.05	6.5	.06
Tax credits	(.9)	(.01)	(.9)	(.01)	(.9)	(.01)
Change in estimates related to prior year tax liabilities	.6	.01	4.3	.03	5.0	.04
Other, net	(.3)	-	(.1)	-	(2.9)	(.02)

Total Income Tax Expense	$32.1	.43	$57.6	.43	$48.1	.43

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Components of Deferred Income Tax Liabilities (Assets)
	As of December 31,
	2006	2005
	(Millions of dollars)
Deferred Tax Liabilities (Assets)
Depreciation and other book to tax basis differences	$323.7	$298.8
Deferred recoverable income taxes	39.4	39.7
Prepaid pension expense	67.4	83.8
Tax credits	(3.8)	(4.1)
Above-market purchased energy contracts and other Electric restructuring liabilities	(10.7)	(12.7)
Other	2.6	1.8
Total Deferred Tax Liabilities, net	418.6	407.3
Deferred tax assets included in Other Current Assets	5.5	6.4
Total Deferred Tax Liabilities, net - non-current	$424.1	$413.7

     The net deferred tax liability represents the tax effect, at presently enacted tax rates, of temporary differences between the financial statement and tax basis of assets and liabilities. The portion of the net deferred tax liability applicable to DPL's operations, which has not been reflected in current service rates, represents income taxes recoverable through future rates, net and is recorded as a regulatory asset on the balance sheet. No valuation allowance for deferred tax assets was required or recorded at December 31, 2006 and 2005.

     The Tax Reform Act of 1986 repealed the Investment Tax Credit (ITC) for property placed in service after December 31, 1985, except for certain transition property. ITC previously earned on DPL's property continues to be normalized over the remaining service lives of the related assets.

Taxes Other Than Income Taxes
Taxes other than income taxes for each year are shown below. These amounts relate to the Power Delivery business and are recoverable through rates.
	2006	2005	2004
	(Millions of dollars)
Gross Receipts/Delivery	$18.9	$18.9	$15.5
Property	17.1	15.1	16.0
Environmental, Use and Other	.6	.4	3.8
Total	$36.6	$34.4	$35.3

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(9) PREFERRED STOCK
The preferred stock amounts outstanding as of December 31, 2006 and 2005 are as follows:
		Shares Outstanding		December 31,
Series	Redemption Price	2006	2005	2006	2005
		(Millions of dollars)
Redeemable Serial Preferred (1)
$100 per share par value: 3.70%-5.00%	$103-$105	181,698	181,698	$18.2	$18.2

(1)

On January 18, 2007, DPL redeemed all of the outstanding shares of its Redeemable Serial Preferred Stock, at prices ranging from 103% to 105% of par, in an aggregate amount of approximately $18.9 million.

(10) FAIR VALUES OF FINANCIAL INSTRUMENTS
The estimated fair values of DPL's financial instruments at December 31, 2006 and 2005 are shown below.
	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Millions of dollars)
Assets
Derivative instruments	$ 28.7	$ 28.7	$ 21.6	$ 21.6
Liabilities and Capitalization
Long-term debt	$551.8	$549.6	$516.4	$524.1
Redeemable serial preferred stock	$ 18.2	$ 17.3	$ 18.2	$ 12.8
Derivative instruments	$ 27.6	$ 27.6	$ 21.6	$ 21.6

     The methods and assumptions below were used to estimate, at December 31, 2006 and 2005, the fair value of each class of financial instruments shown above for which it is practicable to estimate a value.

The fair values of derivative instruments were derived based on quoted market prices.

     The fair values of the Long-term debt, which includes First Mortgage Bonds, Amortizing First Mortgage Bonds, Unsecured Tax-Exempt Bonds, Medium-Term Notes, and Unsecured Notes, excluding amounts due within one year, were derived based on current market prices, or for issues with no market price available, were based on discounted cash flows using current rates for similar issues with similar terms and remaining maturities.

     The fair value of the Redeemable serial preferred stock, excluding amounts due within one year, were derived based on quoted market prices or discounted cash flows using current rates of preferred stock with similar terms.

The carrying amounts of all other financial instruments in DPL's accompanying financial statements approximate fair value.
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(11) COMMITMENTS AND CONTINGENCIES
REGULATORY AND OTHER MATTERS
Rate Proceedings

     DPL currently has two active distribution base rate cases underway: a gas distribution base rate case in Delaware (which is the subject of a settlement agreement as discussed below) and an electric base rate case in Maryland. In each of these cases, DPL has proposed the adoption of a bill stabilization adjustment mechanism (BSA) for retail customers. The BSA will increase rates if revenues from distribution deliveries fall below the level approved by the applicable regulatory commission and will decrease rates if revenues from distribution deliveries are above the commission-approved level. The end result will be that DPL will collect its authorized revenues for distribution deliveries. As a consequence, a BSA "decouples" revenue from unit sales consumption and ties the growth in revenues to the growth in the number of customers. Some advantages of the BSA are that it (i) eliminates revenue fluctuations due to weather and changes in customer usage patterns and, therefore, provides for more predictable utility distribution revenues that are better aligned with costs, (ii) provides for more reliable fixed-cost recovery, (iii) tends to stabilize customers' delivery bills, and (iv) removes any disincentives for DPL to promote energy efficiency programs for its customers, because it breaks the link between overall sales volumes and delivery revenues. DPL has proposed a monthly BSA in the gas base rate case and a quarterly BSA in the electric base rate case.

Delaware

     On August 31, 2006, DPL submitted its 2006 Gas Cost Rate (GCR) filing to the DPSC, which permits DPL to recover gas procurement costs through customer rates. The proposed decrease of approximately 9.6% is in anticipation of decreasing natural gas commodity costs. On October 3, 2006, the DPSC issued its initial order approving the proposed rates, which became effective November 1, 2006, subject to refund pending final DPSC approval after evidentiary hearings. Any amounts subject to refund would be deferred, resulting in no earnings impact.

     On February 23, 2007, DPL submitted an additional filing to the DPSC that proposed a 4.3% decrease in the GCR effective April 1, 2007, in compliance with its gas service tariff and to ensure collections are more aligned with expenses. DPL expects DPSC approval of the rate decrease in late March 2007, subject to refund pending final DPSC approval after evidentiary hearings.

     On August 31, 2006, DPL submitted an application to the DPSC for an increase in gas distribution base rates, including a proposed BSA. The application requested an annual increase of approximately $15 million or an overall increase of 6.6%, including certain miscellaneous tariff fees, reflecting a proposed return on equity (ROE) of 11.00%. If the BSA is not approved, the proposed annual increase would be $15.5 million or an overall increase of 6.8%, reflecting an ROE of 11.25%. On October 17, 2006, the DPSC authorized DPL to place into effect beginning November 1, 2006, subject to refund, gas base rates designed to produce an annual interim increase in revenue of approximately $2.5 million. On February 16, 2007, all of the parties in this proceeding (DPL, DPSC staff and the Delaware Division of Public Advocate) filed a settlement agreement with the DPSC. The settlement provisions include a $9.0 million increase in distribution rates, including certain miscellaneous tariff fees (of which $2.5 million was put into effect on November 1, 2006, as noted above), an ROE of 10.25%, and a change in depreciation rates that result in a $2.1 million reduction in pre-tax annual depreciation expense. Although the settlement agreement does not include a BSA, it provides for all of the parties to the case to participate in any generic statewide proceeding for the purpose of investigating BSA mechanisms for

43

electric and gas distribution utilities. In a separate proceeding, DPL has requested that a docket be opened for this purpose. Under the settlement agreement, rates will become effective on April 1, 2007. A DPSC decision is expected by the end of March 2007.

Maryland

     On November 17, 2006, DPL submitted an application to the MPSC to increase electric distribution base rates, including a proposed BSA. The application requested an annual increase of approximately $18.4 million or an overall increase of 3.2%, including certain miscellaneous tariff fees, reflecting a proposed ROE of 11.00%. If the BSA is not approved, the proposed annual increase would be $20.3 million or an overall increase of 3.6%, reflecting a proposed ROE of 11.25%. The application also proposed a Pension/OPEB Expense Surcharge that would allow DPL to reflect in its distribution rates the increases and decreases that occur in the level of its pension and other post-employment benefits expense. The application requested that rates go into effect on December 17, 2006. In an order dated December 11, 2006, the MPSC suspended the proposed rates pending MPSC approval. An MPSC decision is expected in June 2007.

Federal Energy Regulatory Commission

     On May 15, 2006, DPL updated its FERC-approved formula transmission rates based on its FERC Form 1 data for 2005. This new rate of $10,034 per megawatt per year became effective on June 1, 2006. By operation of the formula rate process, the new rate incorporates true-ups from the 2005 formula rate that was effective June 1, 2005 and the new 2005 customer demand or peak load. Also, beginning in January 2007, the new rate will be applied to 2006 customer demand data, replacing the 2005 demand data that is currently used. This demand component is driven by DPL's prior year peak load. Further, the rate changes will be positively impacted by changes to distribution rates based on the merger settlements in Maryland. The net earnings impact expected from the network transmission rate changes is estimated to be a reduction of approximately $3 million year over year (2005 to 2006).

Default Electricity Supply Proceedings
Delaware

     Effective May 1, 2006, SOS replaced fixed-rate POLR service for customers who do not choose an alternative electricity supplier. In October 2005, the DPSC approved DPL as the SOS provider to its Delaware delivery customers. DPL obtains the electricity to fulfill its SOS supply obligation under contracts entered pursuant to a competitive bid procedure approved by the DPSC. The bids received for the May 1, 2006, through May 31, 2007, period have had the effect of increasing rates significantly for all customer classes, including an average residential customer increase of 59%, as compared to the fixed rates previously in effect.

     To address this increase in rates, Delaware in April 2006 enacted legislation that provides for a deferral of the financial impact on customers of the increases through a three-step phase-in of the rate increases, with 15% of the increase taking effect on May 1, 2006, 25% of the increase taking effect on January 1, 2007, and any remaining balance taking effect on June 1, 2007, subject to the right of customers to elect not to participate in the deferral program. Customers who do not "opt-out" of the rate deferral program are required to pay the amounts deferred, without any interest charge, over a 17-month period beginning January 1, 2008. As of December 31, 2006, approximately 53% of the eligible Delaware customers have opted not to participate in the deferral of the SOS rates offered by DPL. With approximately 47% of the eligible customers participating in the phase-in program, DPL anticipates a maximum deferral balance of $51.4 million.

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Maryland

     Pursuant to an order issued by the MPSC in November 2006, DPL is the SOS provider to its delivery customers who do not choose an alternative electricity supplier. DPL purchases the power supply required to satisfy its SOS obligations from wholesale suppliers under contracts entered into pursuant to a competitive bid procedure approved and supervised by the MPSC. In March 2006, DPL announced the results of competitive bids to supply electricity to its Maryland SOS customers for one year beginning June 1, 2006. Due to significant increases in the cost of fuels used to generate electricity, the auction results had the effect of increasing the average monthly electric bill by about 35% for DPL's Maryland residential customers.

     On April 21, 2006, the MPSC approved a settlement agreement among DPL, its affiliate Pepco, the staff of the MPSC and the Office of Peoples Counsel of Maryland, which provides for a rate mitigation plan for the residential customers of DPL. Under the plan, the full increase for DPL's residential customers who affirmatively elect to participate are being phased-in in increments of 15% on June 1, 2006, 15.7% on March 1, 2007 and the remainder on June 1, 2007. Customers electing to participate in the rate deferral plan will be required to pay the deferred amounts over an 18-month period beginning June 1, 2007. DPL will accrue the interest cost to fund the deferral program. The interest cost will be absorbed by DPL during the period that the deferred balance is accumulated and collected from customers, to the extent of and offset against the margins that the companies otherwise would earn for providing SOS to residential customers. As of December 31, 2006, approximately 1% of DPL's residential customers had elected to participate in the phase-in program.

     On June 23, 2006, Maryland enacted legislation that extended the period for customers to elect to participate in the phase-in of higher rates and revised the obligation to provide SOS to residential and small commercial customers until further action of the General Assembly. The legislation also provides for a customer refund reflecting the difference between the interest expense on an initially projected deferred balance at a 25% customer participation level and the interest expense on a deferred balance based on actual participation levels referred to above. The total amount of the refund is approximately $.3 million for DPL customers. At DPL's 1% level of participation, DPL estimates that the deferral balance, net of taxes, will be approximately $.2 million. In July 2006, the MPSC approved a revised tariff rider filed in June 2006 by DPL to implement the legislation.

Virginia

     On March 10, 2006, DPL filed for a rate increase with the VSCC for its Virginia Default Service customers to take effect on June 1, 2006, which was intended to allow DPL to recover its higher cost for energy established by the competitive bid procedure. On June 19, 2006, the VSCC issued an order that granted a rate increase for DPL of $11.5 million ($8.5 million less than requested by DPL in its March 2006 filing), to go into effect July 1, 2006. In determining the amount of the approved increase, the VSCC applied the proxy rate calculation to DPL's fuel factor, rather than allowing full recovery of the costs DPL incurred in procuring the supply necessary for its Default Service obligation. The estimated after-tax earnings and cash flow impacts of the decision are reductions of approximately $3.6 million in 2006 (including the loss of revenue in June 2006 associated with the Default Service rate increase being deferred from June 1 until July 1) and $2.0 million in 2007. The order also mandated that DPL file an application by March 1, 2007 (which has been delayed until April 2, 2007 by subsequent VSCC order) for Default Service rates to become effective June 1, 2007, which should include a calculation of the fuel factor that is consistent with the procedures set forth in the order.

45

     In February 2007, the Virginia General Assembly passed amendments to the Virginia Electric Utility Restructuring Act (the Virginia Restructuring Act) that modified the method by which investor-owned electric utilities in Virginia will be regulated by the VSCC. These amendments to the Virginia Restructuring Act, subject to further amendment or veto by the Virginia governor and subsequent action by the General Assembly, will be effective on July 1, 2007. The amendments provide that, as of December 31, 2008, the following will come to an end: (i) capped rates (the previous expiration date was December 31, 2010); (ii) DPL's Default Service obligation (previously, DPL was obligated to continue to offer Default Service until relieved of that obligation by the VSCC); and (iii) customer choice, except that customers with loads of 5 megawatts or greater will continue to be able to buy from competitive suppliers, as will smaller non-residential customers that aggregate their loads to reach the 5 megawatt threshold and obtain VSCC approval. Additionally, if an ex-customer of Default Service wants to return to DPL as its energy supplier, it must give 5 years notice or obtain approval of the VSCC that the return is in the public interest. In this event, the ex-customer must take DPL's service at market based rates. DPL also believes that the amendments to the Virginia Restructuring Act will terminate, as of December 31, 2008, the ratemaking provisions within the memorandum of agreement entered into by DPL, the staff of the VSCC and the Virginia Attorney General's office in the docket approving DPL's generating asset divestiture in 2000 (the MOA), including the application of the proxy rate calculation to DPL's fuel factor as discussed above; however, the VSCC's interpretation of these provisions is not known. It should be noted that in DPL's view, in the absence these amendments, the MOA and all of its provisions (including the proxy rate calculation) expire on July 1, 2007; the VSCC staff and the Virginia Attorney General disagree with DPL's position. Assuming the ratemaking provisions of the MOA end on December 31, 2008 pursuant to the amended Virginia Restructuring Act, the amendments provide that DPL shall file a rate case in 2009 and every 2 years thereafter. The ROE to be allowed by the VSCC will be set within a range, the lower of which is essentially the average of vertically integrated investor-owned electric utilities in the southeast with an upper point that is 300 basis points above that average. The VSCC has authority to set rates higher or lower to allow DPL to maintain the opportunity to earn the determined ROE and to credit back to customers, in whole or in part, earnings that were 50 basis points or more in excess of the determined ROE. The amended Virginia Restructuring Act includes various incentive ROEs for the construction of new generation and would allow the VSCC to penalize or reward DPL for efficient operations or, if DPL were to add new generation, for generating unit performance. There are also enhanced ratemaking features if DPL pursues conservation, demand management and energy efficiency programs or pursues renewable energy portfolios.

Environmental Litigation

     DPL is subject to regulation by various federal, regional, state, and local authorities with respect to the environmental effects of its operations, including air and water quality control, solid and hazardous waste disposal, and limitations on land use. In addition, federal and state statutes authorize governmental agencies to compel responsible parties to clean up certain abandoned or unremediated hazardous waste sites. DPL may incur costs to clean up currently or formerly owned facilities or sites found to be contaminated, as well as other facilities or sites that may have been contaminated due to past disposal practices. Although penalties assessed for violations of environmental laws and regulations are not recoverable from DPL's customers, environmental clean-up costs incurred by DPL would be included in its cost of service for ratemaking purposes.

     In July 2004, DPL entered into an administrative consent order with the Maryland Department of the Environment (MDE) to perform a Remedial Investigation/Feasibility Study (RI/FS) to further identify the extent of soil, sediment and ground and surface water contamination related to former manufactured gas plant (MGP) operations at a Cambridge, Maryland site on DPL-owned property and to investigate the extent of MGP contamination on adjacent property. The MDE has approved the RI and DPL submitted a

46

final FS to MDE on February 15, 2007. The costs of cleanup (as determined by the RI/FS and subsequent negotiations with MDE) are anticipated to be approximately $2.7 million. The remedial action will include dredging activities within Cambridge Creek, which are expected to take place as early as October 2007, and soil excavation on DPL's and adjacent property as early as January 2008.

     In the early 1970s, DPL sold scrap transformers, some of which may have contained some level of PCBs, to a metal reclaimer operating at the Metal Bank/Cottman Avenue site in Philadelphia, Pennsylvania, owned by a nonaffiliated company. In December 1987, DPL was notified by the U.S. Environmental Protection Agency (EPA) that it, along with a number of other utilities and non-utilities, was a potentially responsible party in connection with the PCB contamination at the site. In 1999, DPL entered into a de minimis settlement with EPA and paid approximately $107,000 to resolve its liability for cleanup costs at the Metal Bank/Cottman Avenue site. The de minimis settlement did not resolve DPL's responsibility for natural resource damages, if any, at the site. DPL believes that any liability for natural resource damages at this site will not have a material adverse effect on its financial position, results of operations or cash flows.

IRS Mixed Service Cost Issue

     During 2001, DPL changed its method of accounting with respect to capitalizable construction costs for income tax purposes. The change allowed DPL to accelerate the deduction of certain expenses that were previously capitalized and depreciated. Through December 31, 2005, these accelerated deductions generated incremental tax cash flow benefits of approximately $62 million, primarily attributable to its 2001 tax returns.

     On August 2, 2005, the Treasury Department released regulations that, if adopted in their current form, would require DPL to change its method of accounting with respect to capitalizable construction costs for income tax purposes for future tax periods beginning in 2005. Based on those regulations, PHI in its 2005 federal tax return adopted an alternative method of accounting for capitalizable construction costs that management believes will be acceptable to the Internal Revenue Service (IRS).

     On the same day that the new regulations were released, the IRS issued Revenue Ruling 2005-53, which is intended to limit the ability of certain taxpayers to utilize the method of accounting for income tax purposes they utilized on their tax returns for 2004 and prior years with respect to capitalizable construction costs. In line with this Revenue Ruling, the IRS revenue agent's report for the 2001 and 2002 tax returns disallowed substantially all of the incremental tax benefits that DPL had claimed on those returns by requiring it to capitalize and depreciate certain expenses rather than treat such expenses as current deductions. PHI's protest of the IRS adjustments is among the unresolved audit matters relating to the 2001 and 2002 audits pending before the Appeals Office.

     In February 2006, PHI paid approximately $121 million of taxes to cover the amount of taxes that management estimated to be payable based on the method of tax accounting that PHI, pursuant to the proposed regulations, has adopted on its 2005 tax return. However, if the IRS is successful in requiring DPL to capitalize and depreciate construction costs that result in a tax and interest assessment greater than management's estimate of $121 million, PHI will be required to pay additional taxes and interest only to the extent these adjustments exceed the $121 million payment made in February 2006.

Contractual Obligations

     As of December 31, 2006, DPL's contractual obligations under non-derivative fuel and power purchase contracts were $602.2 million in 2007, $387.7 million in 2008 to 2009, $35.6 million in 2010 to 2011, and $37.0 million in 2012 and thereafter.

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(12) RELATED PARTY TRANSACTIONS

     PHI Service Company provides various administrative and professional services to PHI and its regulated and unregulated subsidiaries including DPL. The cost of these services is allocated in accordance with cost allocation methodologies set forth in the service agreement using a variety of factors, including the subsidiaries' share of employees, operating expenses, assets, and other cost causal methods. These intercompany transactions are eliminated by PHI in consolidation and no profit results from these transactions at PHI. PHI Service Company costs directly charged or allocated to DPL for the years ended December 31, 2006, 2005 and 2004 were $100.5 million, $98.4 million and $99.5 million, respectively.

In addition to the PHI Service Company charges described above, DPL's financial statements include the following related party transactions in its Statements of Earnings:
	For the Year Ended December 31,
	2006	2005	2004
(Expense) Income	(Millions of dollars)
Full Requirements Contract with Conectiv Energy Supply for power, capacity and ancillary services to service Provider of Last Resort Load (a)	$(122.2)	$(426.1)	$(510.5)
SOS with Conectiv Energy Supply (a)	(213.7)	(53.4)	(11.3)
Intercompany lease transactions (b)	8.9	8.3	8.6
Transcompany pipeline gas sales with Conectiv Energy Supply (c)	2.8	7.5	-
Transcompany pipeline gas purchase with Conectiv Energy Supply (d)	$ (2.9)	$ (5.4)	$ (1.2)
(a)	Included in fuel and purchased energy.
(b)	Included in electric revenue.
(c)	Included in gas revenue.
(d)	Included in gas purchased.
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As of December 31, 2006 and 2005, DPL had the following balances on its balance sheets due (to)/from related parties:
	2006	2005
Asset (Liability)	(Millions of dollars)
Receivable from Related Party (current) PHI Service Company	$ 46.4	$ -
Payable to Related Party (current)
PHI Parent	$(24.7)	$ (.1)
PHI Service Company	-	(12.2)
Conectiv Energy Supply	(24.6)	(45.3)
Pepco Energy Services	(7.7)	-
The items listed above are included in the "Accounts payable to associated companies" balance on the Balance Sheet of $9.6 million and $57.3 million at December 31, 2006 and 2005, respectively.
Money Pool Balance with Pepco Holdings (included in short-term debt)	$ -	$(60.7)
Money Pool Interest Accrued (included in interest accrued)	$ -	$ (.2)

(13) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     The quarterly data presented below reflect all adjustments necessary in the opinion of management for a fair presentation of the interim results. Quarterly data normally vary seasonally because of temperature variations and differences between summer and winter rates.

	2006
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(Millions of dollars)
Total Operating Revenue	$368.5	$339.3	$394.9	$320.7	$1,423.4
Total Operating Expenses	324.0	317.4	374.8	295.7	1,311.9
Operating Income	44.5	21.9	20.1	25.0	111.5
Other Expenses	(8.5)	(8.8)	(9.7)	(9.9)	(36.9)
Income Before Income Tax Expense	36.0	13.1	10.4	15.1	74.6
Income Tax Expense	15.2	6.2	5.1	5.6	32.1
Net Income	20.8	6.9	5.3	9.5	42.5
Dividends on Preferred Stock	.2	.2	.2	.2	.8
Earnings Available for Common Stock	$ 20.6	$ 6.7	$ 5.1	$ 9.3	$ 41.7
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	2005
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(Millions of dollars)
Total Operating Revenue	$370.7	$288.9	$373.7	$310.5	$1,343.8
Total Operating Expenses	318.4	259.7	323.0	280.3	1,181.4
Operating Income	52.3	29.2	50.7	30.2	162.4
Other Expenses	(7.9)	(7.8)	(7.3)	(7.1)	(30.1)
Income Before Income Taxes	44.4	21.4	43.4	23.1	132.3
Income Tax Expense	18.3	8.9	19.6 (a)	10.8 (b)	57.6
Net Income	26.1	12.5	23.8	12.3	74.7
Dividends on Preferred Stock	.3	.2	.3	.2	1.0
Earnings Available for Common Stock	$ 25.8	$ 12.3	$ 23.5	$ 12.1	$ 73.7
Note:	Sales of electric energy are seasonal and, accordingly, comparisons by quarter within a year are not meaningful.
(a)	Includes $2.0 million in income tax expense related to the mixed service cost issue under IRS Ruling 2005-53.
(b)	Includes $1.0 million in income tax expense related to the mixed service cost issue under IRS Ruling 2005-53.
(14) SUBSEQUENT EVENT

     On January 18, 2007, DPL redeemed all outstanding shares of its Redeemable Serial Preferred Stock of each series at redemption prices ranging from 103% to 105% of par, for an aggregate redemption amount of approximately $18.9 million.

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ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
None.
ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS
Financial Statements
All of the financial statements of DPL described below are set forth in Item 13. "Financial Statements and Supplementary Data."

Exhibits
3.01

Articles of Restatement of Certificate and Articles of Incorporation (filed in Delaware and Virginia on February 22, 2007) (included in Exhibit 3.3 to DPL's Form 10-K, dated March 1, 2007 (File No. 001-01405) and incorporated by reference herein)

3.02	Bylaws (included in Exhibit 3.2.1 to DPL's Form 10-Q, dated May 9, 2005 (File No. 001-01405) and incorporated by reference herein)
4.01

Mortgage and Deed of Trust of DPL to The Bank of New York Trust Company, N.A., Trustee, (the Chase Manhattan Bank, successor Trustee) dated as of October 1, 1943 and copies of the First through Sixty-Eighth Supplemental Indentures thereto (included in Exhibit 4-A to DPL's Registration Statement No. 33-1763, dated November 27, 1985 and incorporated by reference herein)

4.01(a)

Sixty-Ninth Supplemental Indenture to the aforesaid Mortgage and Deed of Trust (included in Exhibit 4-B to DPL's Registration Statement No. 33-39756, dated April 3, 1991 and incorporated by reference herein)

4.01(b)

Seventieth through Seventy-Fourth Supplemental Indentures to the aforesaid Mortgage and Deed of Trust (included in Exhibits 4-B to DPL's Registration Statement No. 33-24955, dated October 13, 1988 and incorporated by reference herein)

4.01(c)

Seventy-Fifth through Seventy-Seventh Supplemental Indentures to the aforesaid Mortgage and Deed of Trust (included in Exhibits 4-D, 4-E and 4-F to DPL's Registration Statement No. 33-39756, dated April 3, 1991 and incorporated by reference herein)

4.01(d)

Seventy-Eighth and Seventy-Ninth Supplemental Indentures to the aforesaid Mortgage and Deed of Trust (included in Exhibits 4-E and 4-F to DPL's Registration Statement No. 33-46892, dated April 1, 1992 and incorporated by reference herein)

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4.01(e)

Eightieth Supplemental Indenture to the aforesaid Mortgage and Deed of Trust (included in Exhibit 4 to DPL's Registration Statement No. 33-49750, dated July 17, 1992 and incorporated by reference herein)

4.01(f)

Eighty-First Supplemental Indenture to the aforesaid Mortgage and Deed of Trust (included in Exhibit 4-G to DPL's Registration Statement No. 33-57652, dated January 29, 1993 and incorporated by reference herein)

4.01(g)

Eighty-Second Supplemental Indenture to the aforesaid Mortgage and Deed of Trust (included in Exhibit 4-H to DPL's Registration Statement No. 33-63582, dated May 28, 1993 and incorporated by reference herein)

4.01(h)

Eighty-Third Supplemental Indenture to the aforesaid Mortgage and Deed of Trust (included in Exhibit 99 to DPL's Registration Statement No. 33-50453, dated October 1, 1993 and incorporated by reference herein)

4.01(i)

Eighty-Fourth through Eighty-Eighth Supplemental Indentures to the aforesaid Mortgage and Deed of Trust (included in Exhibits 4-J, 4-K, 4-L, 4-M and 4-N to DPL's Registration Statement No. 33-53855, dated January 30, 1995 and incorporated by reference herein)

4.01(j)

Eighty-Ninth and Ninetieth Supplemental Indentures to the aforesaid Mortgage and Deed of Trust (included in Exhibits 4-K and 4-L to DPL's Registration Statement No. 333-00505, dated January 29, 1996 and incorporated by reference herein)

4.02

Indenture between DPL and The Bank of New York Trust Company, N.A. (ultimate successor to Manufacturers Hanover Trust Company), as Trustee, dated as of November 1, 1988 (included in Exhibit No. 4-G to DPL's Registration Statement No. 33-46892, dated April 1, 1992 and incorporated by reference herein)

10.01

Credit Agreement dated May 5, 2005 between PHI, Potomac Electric Power Company, DPL and Atlantic City Electric Company and the Lenders named therein (included in Exhibit 10.1 to DPL's Form 10-Q, dated May 9, 2005 (File No. 001-01405) and incorporated by reference herein)

10.02

First Amendment, dated April 11, 2006, to Credit Agreement between PHI, Potomac Electric Power Company, DPL and Atlantic City Electric Company and the Lenders named therein (included as Exhibit 10 to DPL's Form 10-Q dated May 5, 2006 (File No. 001-01405) and incorporated by reference herein)

12.01	Statement of computation of ratio of earnings to fixed charges (included in Exhibit 12.3 to DPL's Form 10-K, dated March 1, 2007 (File No. 001-01405) and incorporated by reference herein)

          Certain instruments defining the rights of the holders of long-term debt of DPL (including medium-term notes, unsecured notes, senior notes and tax-exempt financing instruments) have not been filed as exhibits in accordance with Regulation S-K Item 601(b)(4)(iii) because such instruments do not authorize securities in an amount which exceeds 10% of the total assets of DPL on a consolidated basis.

DPL agrees to furnish to the Securities and Exchange Commission upon request a copy of any such exhibit omitted by it.
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SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DELMARVA POWER & LIGHT COMPANY
By:	/s/ ELLEN SHERIFF ROGERS Name: Ellen Sheriff Rogers Title: Secretary
Date:	April 16, 2007
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